Third Quarter Report
2023

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Condensed Combined Balance Sheets	71
Condensed Combined Statements of Net Income (Loss)	72
Condensed Combined Statements of Comprehensive Income	73
Condensed Combined Statements of Unitholders’ Equity	74
Condensed Combined Statements of Cash Flows	75
Notes to Condensed Combined Financial Statements	76
Corporate Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	59
Financial and Operating Highlights	2	Non-IFRS Performance Measures and Ratios	59
Significant Matters	4	Significant Accounting Estimates	63
Business Overview and Strategic Outlook	8	New Accounting Pronouncements and Developments	65
Environmental, Social, Governance, and Resilience (ESG+R)	9	Internal Controls over Financial Reporting	65
Results of Operations	15	Risks and Uncertainties	65
Investment Properties	34	Quarterly Financial Data	66
Liquidity and Capital Resources	48	Forward-Looking Statements	68

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and nine months ended September 30, 2023. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine months ended September 30, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at November 8, 2023 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2022 and dated March 8, 2023, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

The non-IFRS ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and
Granite REIT 2023 Third Quarter Report 1

any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2023	2022	2023	2022
Operating highlights
Revenue	$131.5	$111.6	$391.4	$330.0
Net operating income (“NOI”)	109.2	94.0	325.2	278.0
NOI - cash basis(1)	106.3	93.1	314.9	274.3
Net income (loss) attributable to stapled unitholders	33.1	(93.3)	105.3	282.1
FFO(1)	79.1	70.7	236.3	212.1
AFFO(1)	69.6	63.3	214.1	197.2
Cash provided by operating activities	85.2	78.3	237.1	212.0
Monthly distributions paid	51.0	50.7	153.0	152.6
FFO payout ratio(1)(2)	64%	71%	65%	72%
AFFO payout ratio(1)(2)	73%	80%	71%	77%

Per unit amounts
Diluted FFO(1)	$1.24	$1.08	$3.70	$3.23
Diluted AFFO(1)	$1.09	$0.97	$3.35	$3.00
Monthly distributions paid	$0.80	$0.78	$2.40	$2.32
Diluted weighted average number of units	63.9	65.5	63.9	65.7

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As at September 30, 2023 and December 31, 2022	2023	2022
Financial highlights
Investment properties - fair value (7)	$8,898.5	$8,839.6
Assets held for sale(7)	—	41.2
Cash and cash equivalents	158.3	135.1
Total debt(3)	2,999.4	2,930.3
Trading price per unit (TSX: GRT.UN)	$72.80	$69.03

Debt metrics, ratings and outlook
Net leverage ratio(1)	32%	32%
Interest coverage ratio(1)	5.7x	7.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.8x	8.3x
Weighted average cost of debt(4)	2.27%	2.28%
Weighted average debt term-to-maturity, in years(4)	3.4	4.1
DBRS rating and outlook	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 Stable	Baa2 Stable

Property metrics (7)
Number of investment properties	143	140
Income-producing properties	137	128
Properties under development	3	8
Land held for development	3	4
Gross leasable area (“GLA”), square feet	62.9	59.4
Occupancy, by GLA	95.6%	99.6%
Magna as a percentage of annualized revenue(5)	25%	26%
Magna as a percentage of GLA	19%	20%
Weighted average lease term in years, by GLA	6.4	5.9
Overall capitalization rate(6)	5.1%	4.9%
(1)     For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)     Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at December 31, 2022, throughout this MD&A.

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SIGNIFICANT MATTERS

Property Acquisitions

During the nine months ended September 30, 2023, Granite acquired two income-producing industrial properties in the United States.

Property acquisitions consisted of the following:

Acquisitions			Weighted Average Lease Term, in years by Sq ft(1)(3)
(in millions, except as noted)					Property Purchase Price(2)
Property Address	Location	Sq ft(1)		Date Acquired		Stabilized Yield(1)
Income-producing properties:
10144 Veterans Dr.	Avon, USA	0.7	N/A	March 30, 2023	$72.8	5.4%
10207 Veterans Dr.	Avon, USA	0.3	N/A	March 30, 2023	34.1	5.3%

		1.0			$106.9	5.4%
(1)    As at the date of acquisition. The properties were vacant on the date of acquisition.
(2)    Purchase price does not include transaction costs associated with property acquisitions.
(3)    Weighted average lease term applicable to the occupied space.

Property Disposition

During the nine months ended September 30, 2023, Granite disposed of two income-producing properties in the United States and Canada for gross proceeds of $45.3 million. The property in the USA was leased to a subsidiary of Magna International Inc. at the date of disposition and the property in Canada was vacant at the date of disposition.

Disposition
(in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the nine months ended September 30, 2023:

4701 S. Cowan Rd.	Muncie, USA	0.2	March 15, 2023	$24.7	$1.6
50 Casmir Ct.	Concord, Canada	0.1	August 15, 2023	20.6	—
		0.3		$45.3	$1.6
(1) Sale price does not include transaction costs associated with disposition.
(2) As at the date of disposition.

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Construction and Development Commitments

Granite had the following construction and development commitments as at September 30, 2023:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at September 30, 2023:
Development, construction or expansion:
Property under development in Brantford, ON	0.4	$40.5	$28.6	$69.1	6.8%
Site plan approval for a development in Brantford, ON	0.7	2.9	3.0	5.9	—%
Site plan approval for a development in Houston, TX	1.3	0.6	2.0	2.6	—%
Expansion of 555 Beck Cres., Ajax, ON	0.1	7.7	7.2	14.9	5.6%
Other construction commitments	—	1.0	24.1	25.1	—%
	2.5	$52.7	$64.9	$117.6	6.6%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the third quarter of 2023, construction continued at Granite’s approximately 410,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility being constructed for a global chocolate producer is expected to be completed in the first quarter of 2024. In June 2023, Granite commenced the site plan approval process for a second phase of development at its site in Brantford, Ontario.

During the third quarter of 2023, construction continued at Granite’s site in Ajax, Ontario. The approximately 50,000 square foot, 32’ clear height speculative expansion of 555 Beck Crescent is expected to be completed in the first quarter of 2024.

In September 2023, Granite commenced the site plan approval process for a third phase of development at its site in Houston, Texas.

September 2026 Term Loan

On September 7, 2023, Granite REIT Holdings Limited Partnership (“Granite LP”) entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that matures on September 8, 2026 (“September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. In conjunction with the September 2026 Term Loan, Granite entered into a float to fixed interest rate swap (the “September 2026 Interest Rate Swap”) to exchange the floating Euro Interbank Offer Rate (“EURIBOR”) based interest payments from the September 2026 Term Loan for fixed Euro denominated interest payments resulting in an all-in fixed interest rate of 4.3325%. Granite used the net proceeds from the September 2026 Term Loan to fully repay all draws outstanding on the Credit Facility with the remainder to be used for general corporate purposes, including to fund development and property acquisitions.

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Subsequent Events

Issuance of Unsecured Debentures

On October 12, 2023, Granite LP completed an offering of $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). The net proceeds received by Granite LP after deducting the financing costs totaling $2.4 million were $397.6 million. The 2029 Debentures are guaranteed by Granite REIT and Granite GP. The 2029 Debentures are Granite’s third green bond issuance pursuant to its Green Bond Framework. Granite intends to use an amount equal to the net proceeds from the offering of the 2029 Debentures to finance or refinance, in whole or in part, expenditures associated with Eligible Green Projects as described in the Granite Green Bond Framework, which is available on Granite’s website. Initially and prior to the full allocation, the net proceeds from the 2029 Debentures will be used to refinance existing debt, including Granite’s Series 3 senior unsecured debentures due November 30, 2023 (the “2023 Debentures”) on maturity, and for general corporate purposes.

On October 10, 2023 Granite also entered into a cross currency interest rate swap commencing on October 12, 2023 to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated payments, resulting in an effective fixed interest rate of 4.9285% for the five and a half year term of the 2029 Debentures.

Increase in Distributions

On November 8, 2023, Granite increased its targeted annualized distribution by 3.125% to $3.30 ($0.2750 per month) per stapled unit from $3.20 ($0.2667 per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2023 and payable in mid-January 2024.

Russian Invasion of Ukraine

Granite currently holds investments and operates in Western Europe, specifically in Netherlands, Germany and Austria. Since the commencement of the Russian invasion of Ukraine in late February 2022 and up to the date of this MD&A, the European real estate markets in which Granite operates have remained orderly and Granite has continued to realize stable net operating income growth while continuing to execute on its strategic initiatives.

During the nine months ended September 30, 2023, and up to the date of this MD&A, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of the war.

Although not directly impacted by the ongoing Russian/Ukraine war thus far, Granite and its tenants are exposed to a broad range of current and evolving risks including:
•slowdown of global economic growth and more specifically in the European region;
•inflationary pressures, including energy, labour and transportation/logistics;
•higher interest rates;
•energy security in Western Europe; and
•supply chain disruptions.

A material deterioration in any of the foregoing could have a material adverse effect on Granite’s tenants and their ability to continue to operate and pay rent, and impact debt and
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equity markets, either of which could adversely impact Granite’s operations and financial performance. Granite is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on Granite’s business.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at November 8, 2023, Granite owns 143 investment properties in five countries having approximately 62.9 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at November 8, 2023 are summarized below:

Investment Properties Summary
Five countries/143 properties/62.9 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

8 Granite REIT 2023 Third Quarter Report

Granite has positioned itself financially to execute on its strategic plan including to capitalize on any strategic opportunities as they arise, and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder of 2023 and into 2024, its priorities are set out below:
•Driving FFO, AFFO and net asset value per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Executing on development, redevelopment and expansion projects in the U.S., Europe, and the Greater Toronto Area (the “GTA”);
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets for 2023 and beyond.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

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Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

GRESB

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and this year increased to over 1,800 participants. Results have come out for the 2023 submission with Granite increasing its score by 6 points compared to last year and receiving a 1st place ranking in its peer group.

2023 GRESB Public Disclosure Report

In GRESB’s 2023 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 2nd in the United States of America Industrial sector comprised of 10 reporting entities.
1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
10 Granite REIT 2023 Third Quarter Report

Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s properties5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite is on track to meet its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256 as solar PV systems with peak generation capacity of 21.21 MW are currently operational on Granite properties;
•Four beehives have been installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB);
•All properties were sent an annual ESG+R metrics survey in the first quarter of 2023. The survey is used to identify what sustainability initiatives have been implemented at each property over the past year, including those initiated by tenants. A few highlights from 2022 include LED lighting installed at 24 properties, irrigation efficiency projects completed at 8 properties, and waste audits conducted at 11 properties, promoting energy savings, water optimization, and sustainable waste management; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 42% has been certified. Below is a list of Granite’s properties that have achieved a green certification.

Property	Size (Sq ft) in millions	Location	Certification Type	Level
2020 Logistics Dr.	0.8	Mississauga, Canada	IREM Certified Sustainable Property	Certified
Expansion to 2095 Logistics Dr.	0.1	Mississauga, Canada	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, Canada	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, Canada	IREM Certified Sustainable Property	Certified
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects are expected to be installed at a total of 15 Granite assets by the end of 2023.
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Property	Size (Sq ft) in millions	Location	Certification Type	Level
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
100 Clyde Alexander Lane	0.7	Pooler, USA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, USA	LEED Core and Shell Development	Certified
1243 Gregory Dr.	0.5	Antioch, USA	LEED Core and Shell Development	Silver
3900 Rock Creek Blvd.	0.3	Joliet, USA	IREM Certified Sustainable Property	Certified
501 Airtech Pkwy.	0.5	Plainfield, USA	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, USA	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, USA	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, USA	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, USA	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, USA	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, USA	Green Globes New Construction	2 Green Globes
60 Logistics Blvd.	0.7	Walton, USA	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
330 East Stateline Rd.	0.9	Southhaven, USA	IREM Certified Sustainable Property	Certified
2100 Center Square Rd.	0.4	Logan Township, USA	LEED Core and Shell Development	Silver
15 Commerce Pkwy.	1.3	West Jefferson, USA	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
100 Enterprise Pkwy.	1.2	West Jefferson, USA	BREEAM USA In Use	Good
10 Enterprise Pkwy.	0.8	West Jefferson, USA	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, USA	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, USA	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, USA	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, USA	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, USA	IREM Certified Sustainable Property	Certified
12 Tradeport Rd.	1.4	Hanover Township, USA	BREEAM USA in Use	Good
41 Martha Dr.	0.8	Bethel, USA	IREM Certified Sustainable Property	Certified
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Property	Size (Sq ft) in millions	Location	Certification Type	Level
250 Tradeport Rd.	0.6	Nanticoke, USA	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, USA	IREM Certified Sustainable Property	Certified
201 Sunridge Blvd.	0.8	Wilmer, USA	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Road	2.3	Dallas, USA	BREEAM USA In Use	Good
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, USA	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, USA	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, USA	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, USA	Green Globes New Construction	2 Green Globes
13250 Crosby Freeway	0.7	Houston, USA	Green Globes New Construction	2 Green Globes
Total	26.3
% of GLA	42%

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Contribute at least 500 local currency (USD/CAD/EUR) per income-producing property in Granite’s portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
•Granite established a hybrid working model, providing enhanced work from home flexibility during the work week; and
•In September 2023, Granite held a company-wide conference in Toronto and Niagara Falls, Ontario where third-party consultants presented updates and progress on Granite’s ESG+R program, cyber security awareness, recent market trends and company performance, and current projects, to all employees.

Governance — Actions & Performance
•Granite’s 2022 ESG+R Report was issued on August 9, 2023 and follows the GRI framework with TCFD and SASB disclosures;
•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, CDP, and GRI;
•Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2023 and received a 1st place ranking in its peer group;
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•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of unitholders consistent with those available to shareholders of a corporation pursuant to the Business Corporations Act (British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders; and
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate.

Resilience — Actions & Performance
•Aligning Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;
•Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and
•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generate 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

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RESULTS OF OPERATIONS

Net Income (Loss)

The following is a summary of financial information from the unaudited condensed combined statements of net income (loss) for the three and nine months ended September 30, 2023 and 2022, respectively:

Net Income (Loss)

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions, except as noted)	2023	2022	$ change	2023	2022	$ change
Rental revenue	$131.5	$111.6	19.9	$391.4	$330.0	61.4
Revenue	131.5	111.6	19.9	391.4	330.0	61.4
Property operating costs	22.3	17.6	4.7	66.2	52.0	14.2
Net operating income	109.2	94.0	15.2	325.2	278.0	47.2

General and administrative expenses	8.4	6.5	1.9	32.0	20.9	11.1
Depreciation and amortization	0.3	0.4	(0.1)	0.9	1.2	(0.3)
Interest income	(1.2)	(0.1)	(1.1)	(3.3)	(0.5)	(2.8)
Interest expense and other financing costs	18.8	12.7	6.1	55.8	34.3	21.5
Foreign exchange losses (gains), net	0.2	(0.6)	0.8	0.7	(0.4)	1.1
Fair value losses (gains) on investment properties, net	53.2	229.2	(176.0)	139.7	(10.2)	149.9
Fair value losses (gains) on financial instruments, net	2.5	(1.4)	3.9	1.9	(9.3)	11.2
Loss on sale of investment properties	0.9	—	0.9	1.5	0.7	0.8
Income (loss) before income taxes	26.1	(152.7)	178.8	96.0	241.3	(145.3)
Income tax recovery	(8.1)	(59.4)	51.3	(10.5)	(40.8)	30.3
Net income (loss)	$34.2	$(93.3)	127.5	$106.5	$282.1	(175.6)

Net income (loss) attributable to:
Stapled unitholders	33.1	(93.3)	126.4	105.3	282.1	(176.8)
Non-controlling interests	1.1	—	1.1	1.2	—	1.2
	$34.2	$(93.3)	127.5	$106.5	$282.1	(175.6)

Granite REIT 2023 Third Quarter Report 15

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,			September 30,	December 31,
	2023	2022	Change	2023	2022	Change	2023	2022	Change
$ per €1.00	1.459	1.315	11%	1.457	1.364	7%	1.433	1.447	(1%)
$ per US$1.00	1.341	1.306	3%	1.346	1.283	5%	1.354	1.353	—%

For the three and nine months ended September 30, 2023, compared to the prior year periods, the average exchange rates of the Euro and the US dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on September 30, 2023 were lower and slightly higher, respectively, when compared to the December 31, 2022 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and U.S. operations were lower and higher, respectively, when compared to December 31, 2022.
16 Granite REIT 2023 Third Quarter Report

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and nine months ended September 30, 2023 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended September 30,	Nine Months Ended September 30,
(in millions, except per unit information)	2023 vs 2022	2023 vs 2022
Increase in revenue	$5.5	$17.1
Increase in NOI - cash basis(1)	4.9	14.1
Increase in net income	1.7	3.3
Increase in FFO(1)	3.8	11.9
Increase in AFFO(1)	3.6	11.0
Increase in FFO(1) per unit	$0.06	$0.19
Increase in AFFO(1) per unit	$0.06	$0.17
(1)    For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.

Operating Results

Revenue

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	$ change	2023	2022	$ change
Rental revenue and amortization(1)	$110.3	$94.8	15.5	$327.8	$279.5	48.3
Tenant recoveries	21.2	16.8	4.4	63.6	50.5	13.1
Revenue	$131.5	$111.6	19.9	$391.4	$330.0	61.4
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Granite REIT 2023 Third Quarter Report 17

Revenue for the three month period ended September 30, 2023 increased by $19.9 million to $131.5 million from $111.6 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2023 vs Q3 2022 Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $1.3 million from consumer price index based increases and $1.5 million from fixed contractual adjustments related to rent escalations;
•the completion of an expansion project in the United States, and eight development projects in Germany and the United States increased revenue by $4.8 million;
•revenue increased by $2.6 million due to renewal and re-leasing activities for properties primarily in Canada and the United States;
•the sale of two properties located in the United States and Canada beginning in the first quarter of 2023 decreased revenue by $0.4 million;
•vacancies at five properties in Canada, the United States and the Netherlands decreased revenue by $1.2 million;
•foreign exchange had a net $5.5 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $3.6 million and $1.9 million, respectively; and
•straight-line rent and tenant recoveries increased revenue by $2.0 million and $3.8 million, respectively.

18 Granite REIT 2023 Third Quarter Report

Revenue for the nine month period ended September 30, 2023 increased by $61.4 million to $391.4 million from $330.0 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2023 YTD vs Q3 2022 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $3.7 million from consumer price index based increases and $5.6 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, Netherlands and Germany during 2022 and 2023 increased revenue by $5.0 million;
•the completion of two expansion projects in Canada and the United States, and eight development projects in Germany and the United States increased revenue by $10.9 million;
•revenue increased by $6.4 million due to renewal and re-leasing activities for properties primarily in Canada, the United States, and the Netherlands;
•the sale of properties located in Canada, the United States, Poland and the Czech Republic during 2022 and 2023 decreased revenue by $2.2 million;
•vacancies at five properties in Canada, the United States and the Netherlands decreased revenue by $1.8 million;
•foreign exchange had a net $17.1 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $6.8 million and $10.3 million, respectively; and
•straight-line rent and tenant recoveries increased revenue by $6.0 million and $10.7 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended September 30, 2023 was $109.2 million compared to $94.0 million during the three months ended September 30, 2022. NOI for the nine months ended September 30, 2023 was $325.2 million compared to $278.0 million for the nine months ended September 30, 2022. NOI - cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out
Granite REIT 2023 Third Quarter Report 19

fees on a period-over-period basis. NOI - cash basis was $106.3 million during the three months ended September 30, 2023 compared with $93.1 million during the prior year period, an increase of 14.2%. NOI — cash basis was $314.9 million for the nine months ended September 30, 2023 compared with $274.3 million for the prior year period, an increase of 14.8%.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or properties under development during the periods under comparison. Same property NOI - cash basis for the three months ended September 30, 2023 was $103.9 million, compared with $92.6 million for the prior year period. Same property NOI — cash basis for the nine months ended September 30, 2023 was $291.8 million, compared to $263.6 million for the nine months ended September 30, 2022. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
	(in millions)	2023	2022	$ change	% change	(in millions)	2023	2022	$ change	% change
Revenue		$131.5	$111.6	19.9			$391.4	$330.0	61.4
Less: Property operating costs		22.3	17.6	4.7			66.2	52.0	14.2
NOI		$109.2	$94.0	15.2	16.2%		$325.2	$278.0	47.2	17.0%
Add (deduct):
Straight-line rent amortization		(4.0)	(1.9)	(2.1)			(13.6)	(7.0)	(6.6)
Tenant incentive amortization		1.1	1.0	0.1			3.3	3.3	—
NOI - cash basis	62.9	$106.3	$93.1	13.2	14.2%	62.9	$314.9	$274.3	40.6	14.8%
Less NOI - cash basis for:
Acquisitions	1.0	—	—	—		3.8	(13.8)	(7.7)	(6.1)
Developments	2.9	(2.4)	—	(2.4)		3.8	(9.1)	0.1	(9.2)
Dispositions and assets held for sale	0.3	—	(0.5)	0.5		0.6	(0.2)	(3.1)	2.9
Same property NOI - cash basis	58.9	$103.9	$92.6	11.3	12.2%	55.2	$291.8	$263.6	28.2	10.7%
Constant currency same property NOI - cash basis(2)	58.9	$103.9	$97.1	6.8	7.0%	55.2	$291.8	$276.0	15.8	5.7%
(1)    The square footage relating to the NOI — cash basis represents GLA of 62.9 million square feet as at September 30, 2023. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

20 Granite REIT 2023 Third Quarter Report

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI - cash basis for the three months ended September 30, 2023 increased by $13.2 million to $106.3 million from $93.1 million in the prior year period, representing an increase of 14.2%. NOI - cash basis for the nine months ended September 30, 2023 increased by $40.6 million to $314.9 million from $274.3 million in the prior year period, representing an increase of 14.8%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the acquisitions and completion of development and expansion projects in 2022 and 2023 to date.

Same property NOI - cash basis for the three months ended September 30, 2023 increased by $11.3 million (12.2%) to $103.9 million from $92.6 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada and the United States, three completed expansion and development properties in the United States and Germany, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at four properties in Canada, the United States and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended September 30, 2023 increased by $6.8 million (7.0%) from the prior year period.

Same property NOI - cash basis for the nine months ended September 30, 2023 increased by $28.2 million (10.7%) to $291.8 million from $263.6 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and the Netherlands, two completed expansion properties in Canada and the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at four properties in Canada, the United States and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the nine month period ended September 30, 2023 increased by $15.8 million (5.7%) from the prior year period.

Granite REIT 2023 Third Quarter Report 21

NOI - cash basis for the three and nine month periods ended September 30, 2023 and 2022 by geography was as follows:

NOI - Cash Basis by Geography

Third Quarter 2023	Third Quarter 2022

Nine months 2023	Nine months 2022
Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

22 Granite REIT 2023 Third Quarter Report

Same property NOI - cash basis for the three and nine month periods ended September 30, 2023 and 2022 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% change	2023	2022	% change
Canada	$16.3	$15.0	8.7%	$47.2	$43.5	8.5%
United States	52.6	47.6	10.5%	150.3	134.4	11.8%
Austria	16.5	14.7	12.2%	49.2	45.7	7.7%
Germany	8.9	7.1	25.4%	19.5	17.4	12.1%
Netherlands	9.6	8.2	17.1%	25.6	22.6	13.3%
Same Property NOI - cash basis	$103.9	$92.6	12.2%	$291.8	$263.6	10.7%

Constant currency same property NOI - cash basis for the three and nine month periods ended September 30, 2023 and 2022 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% change	2023	2022	% change
Canada	$16.3	$15.0	8.7%	$47.2	$43.5	8.5%
United States	52.6	48.9	7.6%	150.3	141.0	6.6%
Austria	16.5	16.3	1.2%	49.2	48.8	0.8%
Germany	8.9	7.9	12.7%	19.5	18.6	4.8%
Netherlands	9.6	9.0	6.7%	25.6	24.1	6.2%
Constant Currency Same Property NOI - cash basis (1)	$103.9	$97.1	7.0%	$291.8	$276.0	5.7%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Granite REIT 2023 Third Quarter Report 23

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	$ change	2023	2022	$ change
Salaries and benefits	$4.5	$4.7	(0.2)	$13.5	$13.7	(0.2)
Audit, legal and consulting	1.1	0.7	0.4	3.4	2.6	0.8
Trustee/director fees and related expenses	0.5	0.4	0.1	1.5	1.3	0.2
Executive unit-based compensation expense including distributions	1.2	1.0	0.2	3.5	3.7	(0.2)
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(1.2)	(2.5)	1.3	3.8	(6.3)	10.1
Other public entity costs	0.6	0.8	(0.2)	1.9	2.3	(0.4)
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.4	0.3	0.1
Capital tax	0.4	0.2	0.2	0.8	0.6	0.2
Information technology	0.6	0.6	—	1.9	1.6	0.3
Other	0.7	0.7	—	1.7	1.8	(0.1)
	$8.5	$6.7	1.8	$32.4	$21.6	10.8
Less: capitalized general and administrative expenses	(0.1)	(0.2)	0.1	(0.4)	(0.7)	0.3
General and administrative expenses	$8.4	$6.5	1.9	$32.0	$20.9	11.1

General and administrative expenses were $8.4 million for the three month period ended September 30, 2023 and increased $1.9 million in comparison to the prior year period primarily as a result of the following:
•a decrease in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a smaller decrease in the market price of the Trust’s stapled units in the current year period compared to the prior year period;
•an increase in audit, legal and consulting expenses primarily due to an increase in professional fees and consulting costs relating to inflationary adjustments to professional services, additional work related to corporate structure, and increased scope of ESG related work in the current year period;
•an increase in capital tax due to the additions to income-producing properties in the United States; and
•an increase in executive unit-based compensation expense primarily due to the increase in the fair value of the performance stapled units (“PSU”) relative to the prior year quarter resulting in a higher compensation expense of the PSU grants, partially offset by;
•a decrease in salaries and benefits expense primarily due to higher incentive compensation recorded in prior year period; and
24 Granite REIT 2023 Third Quarter Report

•a decrease in other public entity costs primarily due to higher listing fees associated with amendments made to Granite’s Director Deferred Stapled Unit Plan and higher ESG+R reporting fees in prior year period.

General and administrative expenses were $32.0 million for the nine month period ended September 30, 2023 and increased $11.1 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units in the current year period compared to the decrease in the market price of the Trust’s stapled units in the prior year period;
•an increase in audit, legal and consulting expenses primarily due to an increase in professional fees and consulting costs relating to inflationary adjustments to professional services, additional work related to corporate structure, and increased scope of ESG related work in the current year period;
•an increase in information technology costs primarily relating to the adoption of new platforms and software;
•an increase in capital tax due to the additions to income-producing properties in the United States; and
•a decrease in capitalized general administrative expenses resulting from lower development activity in the current year period, partially offset by;
•a decrease in other public entity costs primarily due to the special business conducted at Granite’s Annual General and Special Meeting in the prior year period;
•a decrease in salaries and benefits expense primarily due to higher incentive compensation recorded in the prior year period; and
•a decrease in executive unit-based compensation expense primarily due to the decrease in the fair value of the PSUs relative to the prior year period resulting in a lower compensation expense of the PSU grants.

Interest Income

Interest income for the three month period ended September 30, 2023 increased $1.1 million to $1.2 million from $0.1 million in the prior year period. Interest income for the nine month period ended September 30, 2023 increased $2.8 million to $3.3 million from $0.5 million in the prior year period. Both increases were primarily due to higher interest rates and higher invested cash balances in the current year period relative to the prior year period.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended September 30, 2023 increased $6.1 million to $18.8 million from $12.7 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the drawdown of the 2025 Term Loan (as defined herein) in September 2022 and the drawdown of the September 2026 Term Loan in September 2023, and a decrease in capitalized interest costs relating to lower development activity in the current year period due to the completion of development projects during the first and second quarters of 2023, partially offset by a decrease in interest expense relating to lower balances outstanding on the Credit Facility.

Granite REIT 2023 Third Quarter Report 25

Interest expense and other financing costs for the nine month period ended September 30, 2023 increased $21.5 million to $55.8 million from $34.3 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the drawdown of the 2025 Term Loan in September 2022 and the drawdown of the September 2026 Term Loan in September 2023, interest on the secured loan relating to the Houston, Texas property (repaid in June 2023), and a decrease in capitalized interest costs relating to lower development activity in the current year period due to the completion of development projects during the first and second quarters of 2023, partially offset by a decrease relating to lower balances outstanding on the Credit Facility.

As at September 30, 2023, Granite’s weighted average cost of interest-bearing debt was 2.27% (September 30, 2022 - 2.26%) and the weighted average debt term-to-maturity was 3.4 years (September 30, 2022 - 4.4 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $0.2 million and net foreign exchange gains of $0.6 million in the three months ended September 30, 2023 and 2022, respectively. The $0.8 million increase in net foreign exchange losses is primarily due to the foreign exchange losses from the settlement of foreign exchange collar contracts in the current year period and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Granite recognized net foreign exchange losses of $0.7 million and net foreign exchange gains of $0.4 million in the nine months ended September 30, 2023 and 2022, respectively. The $1.1 million increase in net foreign exchange losses is primarily due to the increase in foreign exchange losses from the settlement of foreign exchange collar contracts and a decrease in the foreign exchange gains realized on cross currency interest rate swaps in the current year period.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties were $53.2 million and $229.2 million in the three months ended September 30, 2023 and 2022, respectively. In the three months ended September 30, 2023, net fair value losses of $53.2 million were primarily attributable to the expansion in discount and terminal capitalization rates across selective Granite markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets.
Net fair value losses on investment properties in the three months ended September 30, 2022 of $229.2 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets reflecting market fundamentals.

Net fair value losses on investment properties were $139.7 million and net fair value gains on investment properties were $10.2 million in the nine months ended September 30, 2023 and 2022, respectively. In the nine months ended September 30, 2023, net fair value losses of $139.7 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s
26 Granite REIT 2023 Third Quarter Report

development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during 2023 to date.

Net fair value gains on investment properties in the nine months ended September 30, 2022 of $10.2 million were primarily attributable to the net fair value gains on investment properties of $490.6 million from the first quarter of 2022, exceeding the net fair value losses in the second and third quarters of 2022, resulting in a net fair value gain on investment properties of $10.2 million in the nine months ended September 30, 2022.

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value losses on financial instruments for the three month period ended September 30, 2023 were $2.5 million while the net fair value gains on financial instruments for the three month period ended September 30, 2022 were $1.4 million. The net fair value losses on financial instruments for the nine month period ended September 30, 2023 were $1.9 million and the net fair value gains on financial instruments for the nine month period ended September 30, 2022 were $9.3 million.

The net fair value losses on financial instruments for the three months ended September 30, 2023 are related to the fair value losses from the 2024 Cross Currency Interest Rate Swap, the ineffective hedge portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap and the net fair value losses on the foreign exchange collar contracts, partially offset by the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap (as defined herein). The net fair value losses on financial instruments for the nine months ended September 30, 2023 are related to the fair value losses from the 2024 Cross Currency Interest Rate Swap and the ineffective hedge portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, partially offset by the net fair value gains on the foreign exchange collar contracts and the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net income (loss).

The net fair value gains on financial instruments for the three and nine months ended September 30, 2022 are related to the fair value gains from the 2024 Cross Currency Interest Rate Swap, partially offset by the net fair value losses on the foreign exchange collar contracts and fair value losses from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net income (loss).

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three month period ended September 30, 2023 was $0.9 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Concord, Canada on August 15, 2023. No properties were disposed of during the three months ended September 30, 2022.

The loss on sale of investment properties for the nine month period ended September 30, 2023 was $1.5 million and is primarily related to broker commissions and legal advisory costs
Granite REIT 2023 Third Quarter Report 27

associated with the disposition of the property in Muncie, United States on March 15, 2023 and the property in Concord, Canada on August 15, 2023. The loss on sale of investment properties for the nine month period ended September 30, 2022 was $0.7 million and was primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Třeboň, Czech Republic on June 9, 2022 and the property in Mirków, Poland on February 18, 2022.

Income Tax Recovery

Income tax recovery is comprised of the following:

Income Tax Recovery

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	$ change	2023	2022	$ change
Foreign operations	$2.0	$1.5	0.5	$5.7	$4.7	1.0
Other	0.1	0.4	(0.3)	0.9	1.1	(0.2)
Current tax expense	2.1	1.9	0.2	6.6	5.8	0.8
Deferred tax recovery	(10.2)	(61.3)	51.1	(17.1)	(46.6)	29.5
Income tax recovery	$(8.1)	$(59.4)	51.3	$(10.5)	$(40.8)	30.3

For the three and nine months ended September 30, 2023, current tax expense increased compared to the prior year period primarily due to higher tax expense in the Netherlands relating to nondeductible tax depreciation on two properties and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period, partially offset by a reduction in tax reserves.

The decrease in deferred tax recovery for the three and nine months ended September 30, 2023 compared to the prior year period was primarily due to the decrease in fair value losses on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

28 Granite REIT 2023 Third Quarter Report

Net Income (Loss) Attributable to Stapled Unitholders

For the three month period ended September 30, 2023, net income attributable to stapled unitholders was $33.1 million compared to net loss of $93.3 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $176.0 million decrease in fair value losses on investment properties and a $15.2 million increase in net operating income, partially offset by a $51.3 million decrease in income tax recovery. The period-over-period variance is further summarized below:

Q3 2023 vs Q3 2022 Change in Net Income (Loss) Attributable to Stapled Unitholders

Granite REIT 2023 Third Quarter Report 29

For the nine month period ended September 30, 2023, net income attributable to stapled unitholders was $105.3 million compared to $282.1 million in the prior year period. The decrease in net income attributable to stapled unitholders was primarily due to a $149.9 million increase in fair value losses on investment properties and a $30.3 million decrease in income tax recovery, partially offset by a $47.2 million increase in net operating income. The period-over-period variance is further summarized below:

Q3 2023 YTD vs Q3 2022 YTD Change in Net Income Attributable to Stapled Unitholders
30 Granite REIT 2023 Third Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income (loss) attributable to stapled unitholders to FFO and AFFO for the three and nine months ended September 30, 2023 and 2022, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended September 30,		Nine Months Ended September 30,
		2023	2022	2023	2022
(in millions, except per unit information)
Net income (loss) attributable to stapled unitholders		$33.1	$(93.3)	$105.3	$282.1
Add (deduct):
Fair value losses (gains) on investment properties, net		53.2	229.2	139.7	(10.2)
Fair value losses (gains) on financial instruments, net		2.5	(1.4)	1.9	(9.3)
Loss on sale of investment properties		0.9	—	1.5	0.7
Deferred tax recovery		(10.3)	(61.3)	(17.2)	(46.6)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(0.7)	(1.3)	3.5	(2.7)
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		(0.5)	(1.2)	0.4	(1.9)
Non-controlling interests relating to the above		0.9	—	1.2	—
FFO	[A]	$79.1	$70.7	$236.3	$212.1
Add (deduct):
Maintenance or improvement capital expenditures incurred		(4.5)	(4.3)	(6.8)	(5.9)
Leasing costs		(0.8)	(2.0)	(3.1)	(4.9)
Tenant allowances		(1.4)	(0.3)	(2.4)	(0.4)
Tenant incentive amortization		1.1	1.1	3.3	3.3
Straight-line rent amortization		(4.0)	(1.9)	(13.6)	(7.0)
Non-controlling interests relating to the above		0.1	—	0.4	—
AFFO	[B]	$69.6	$63.3	$214.1	$197.2

Per unit amounts:
Basic FFO per stapled unit	[A]/[C]	$1.24	$1.08	$3.71	$3.23
Diluted FFO per stapled unit	[A]/[D]	$1.24	$1.08	$3.70	$3.23
Basic AFFO per stapled unit	[B]/[C]	$1.09	$0.97	$3.36	$3.01
Diluted AFFO per stapled unit	[B]/[D]	$1.09	$0.97	$3.35	$3.00
Basic weighted average number of stapled units	[C]	63.7	65.3	63.7	65.6
Diluted weighted average number of stapled units	[D]	63.9	65.5	63.9	65.7

Granite REIT 2023 Third Quarter Report 31

Funds From Operations

FFO for the three month period ended September 30, 2023 was $79.1 million ($1.24 per unit) compared to $70.7 million ($1.08 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q3 2023 vs Q3 2022 Change in FFO
FFO for the nine month period ended September 30, 2023 was $236.3 million ($3.70 per unit) compared to $212.1 million ($3.23 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q3 2023 YTD vs Q3 2022 YTD Change in FFO

32 Granite REIT 2023 Third Quarter Report

Adjusted Funds From Operations

AFFO for the three month period ended September 30, 2023 was $69.6 million ($1.09 per unit) compared to $63.3 million ($0.97 per unit) in the prior year period. The $6.3 million increase and $0.12 per unit increase in AFFO components are summarized below:

Q3 2023 vs Q3 2022 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $8.4 million increase in FFO, as noted previously; and
•a $1.2 million increase in AFFO primarily from lower leasing costs in the current year period, partially offset by;
•a $0.2 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period;
•a $1.1 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year period relating primarily to three properties in the United States; and
•a $2.0 million decrease in AFFO from an increase in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to higher free-rent offered in the current year period relative to the prior year period as a result of new leases relating to recently completed development properties in the United States.

Granite REIT 2023 Third Quarter Report 33

AFFO for the nine month period ended September 30, 2023 was $214.1 million ($3.35 per unit) compared to $197.2 million ($3.00 per unit) in the prior year period. The $16.9 million increase and $0.35 per unit increase in AFFO components are summarized below:

Q3 2023 YTD vs Q3 2022 YTD Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $24.2 million increase in FFO, as noted previously; and
•a $1.8 million increase in AFFO from a decrease in leasing costs compared to the prior year period, partially offset by;
•a $0.9 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period;
•a $2.0 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year period relating primarily to three properties in the United States and a property Germany; and
•a $6.2 million decrease in AFFO from an increase in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to higher free-rent offered in the current year period relative to the prior year period as a result of new leases relating to completed development properties primarily in the United States.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.
34 Granite REIT 2023 Third Quarter Report

Properties under development are comprised of:
i.a 22.0 acre site in Brantford, Ontario where construction of a 0.4 million square foot, build-to-suit, 40’ clear height, state-of-the-art distribution facility is underway with completion expected in the first quarter of 2024;
ii.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval; and
iii.a 101.0 acre site in Houston, Texas where Granite is currently seeking site plan approval for its third phase of development for up to 1.3 million square feet.

Land held for development is comprised of:
i.12.9 acres of development land in West Jefferson, Ohio;
ii.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
iii.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

Summary attributes of the investment properties as at September 30, 2023 and December 31, 2022 are as follows:

Investment Properties Summary

As at September 30, 2023 and December 31, 2022	2023	2022
(in millions, except as noted)
Investment properties - fair value	$8,898.5	$8,839.6
Income-producing properties	8,741.5	8,486.1
Properties under development	111.2	272.5
Land held for development	45.8	81.0
Overall capitalization rate(1)	5.14%	4.87%

Number of investment properties	143	140
Income-producing properties	137	128
Properties under development	3	8
Land held for development	3	4

Property metrics
GLA, square feet	62.9	59.4
Occupancy, by GLA	95.6%	99.6%
Weighted average lease term in years, by square footage	6.4	5.9
Total number of tenants	123	126
Magna as a percentage of annualized revenue(2)	25%	26%
Magna as a percentage of GLA	19%	20%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

Granite REIT 2023 Third Quarter Report 35

Assets Held for Sale(1)

As at September 30, 2023 and December 31, 2022	2023	2022
(in millions, except as noted)
Assets held for sale
Fair value	$—	$41.2
Number of properties	—	2
GLA, square feet	—	0.3
Magna as a percentage of GLA	—%	—%
Annualized revenue	$—	$1.6
(1)    Assets held for sale are excluded from investment properties and related property metrics. There were no assets classified as held for sale as at September 30, 2023. Two such assets that were held for sale as at December 31, 2022 were excluded from investment properties and related property metrics as at December 31, 2022 throughout this MD&A.

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at September 30, 2023 and December 31, 2022 was as follows:

Fair Value of Investment Properties by Geography(1)

September 30, 2023	December 31, 2022
(1)    Number of properties denoted in parentheses.

36 Granite REIT 2023 Third Quarter Report

The change in the fair value of investment properties by geography during the nine months ended September 30, 2023 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2023	Acquisitions	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	September 30, 2023
Income-Producing Properties
Canada	$1,833.3	$—	$1.2	$7.3	$—	$1.1	$25.0	$—	$1,867.9
USA	4,489.9	107.1	11.0	32.7	289.0	12.7	(240.2)	1.1	4,703.3
Austria	760.0	—	0.2	—	—	(3.0)	54.3	(8.7)	802.8
Germany	588.8	—	0.6	—	—	(0.3)	25.7	(6.5)	608.3
Netherlands	814.1	—	0.5	—	—	(0.1)	(48.1)	(7.2)	759.2
	8,486.1	107.1	13.5	40.0	289.0	10.4	(183.3)	(21.3)	8,741.5
Properties Under Development
USA	250.0	—	—	17.6	(271.8)	—	22.9	(1.4)	17.3
Canada	22.5	—	—	35.0	32.8	—	3.6	—	93.9
	272.5	—	—	52.6	(239.0)	—	26.5	(1.4)	111.2
Land Held for Development
Canada	63.0	—	—	0.8	(32.8)	—	13.4	—	44.4
USA	18.0	—	—	0.6	(17.2)	—	—	—	1.4
	81.0	—	—	1.4	(50.0)	—	13.4	—	45.8
Total	$8,839.6	$107.1	$13.5	$94.0	$—	$10.4	$(143.4)	$(22.7)	$8,898.5
(1)    The transfers are primarily related to the reclassifications of seven completed properties under development to income-producing properties in the United States during the first and second quarters of 2023, and the reclassification of two parcels of land held for development to properties under development in Canada and the United States during the second and third quarters of 2023.

During the nine months ended September 30, 2023, the fair value of investment properties increased by $58.9 million primarily due to:
•the acquisitions of two income-producing properties in the United States for $106.9 million, excluding associated transaction costs in the first quarter of 2023 (see “SIGNIFICANT MATTERS - Property Acquisitions”); and
•additions of $94.0 million primarily relating to one expansion project at a property in Canada, a completed expansion project in the United States during the first quarter of 2023, seven properties under development completed and reclassified to income-producing properties in the United States during the first and second quarters of 2023, one property under development in the United States and two properties under development in Canada (see “SIGNIFICANT MATTERS - Construction, Development and Property Commitments”), partially offset by;
•net fair value losses of $143.4 million, which were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during 2023 to date; and
•foreign exchange losses of $22.7 million primarily resulting from the relative strengthening of the Canadian dollar against the Euro.

Granite REIT 2023 Third Quarter Report 37

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine months ended September 30, 2023. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and nine months ended September 30, 2023. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at September 30, 2023 and December 31, 2022 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at September 30, 2023 and December 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Overall capitalization rate(1)(2)	4.93%	4.60%	4.33%	4.04%	6.91%	7.11%	6.01%	5.50%	5.14%	4.87%
Terminal capitalization rate(1)	5.91%	5.47%	5.88%	5.61%	6.61%	6.56%	7.16%	7.01%	6.03%	5.66%
Discount rate(1)	6.77%	6.21%	7.01%	6.73%	7.87%	7.75%	8.27%	8.01%	6.98%	6.50%

Valuation Metrics by Region

As at September 30, 2023	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,867.9	$4,703.3	$802.8	$608.3	$759.2	$8,741.5
Overall capitalization rate (1)(2)	3.73%	5.16%	8.05%	5.65%	5.02%	5.14%

As at December 31, 2022	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,833.3	$4,489.9	$760.0	$588.8	$814.1	$8,486.1
Overall capitalization rate (1)(2)	3.51%	4.84%	8.15%	5.63%	4.53%	4.87%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

38 Granite REIT 2023 Third Quarter Report

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at September 30, 2023 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	7,904.3	8,325.6	8,417.4
+25 bps	8,299.7	8,524.9	8,577.6
Base rate	$8,741.5	$8,741.5	$8,741.5
-25 bps	9,240.1	8,977.8	8,909.5
-50 bps	9,809.5	9,236.7	9,081.5

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Granite REIT 2023 Third Quarter Report 39

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three and nine months ended September 30, 2023 and 2022 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Additions to investment properties:
Leasing costs	$1.3	$2.1	$3.9	$5.5
Tenant improvements (1)	1.4	0.3	2.8	0.4
Maintenance capital expenditures	4.5	4.6	6.8	6.9
Other capital expenditures	4.2	17.3	40.1	27.6
	$11.4	$24.3	$53.6	$40.4
Less:
Leasing costs and tenant improvements related to acquisition activities	—	—	(0.1)	(0.4)
Leasing costs and tenant improvements related to development activities	(0.5)	(0.1)	(1.1)	(0.2)
Capital expenditures related to expansions and developments	(4.2)	(17.3)	(40.1)	(27.6)
Capital expenditures related to property acquisitions	—	(0.3)	—	(1.0)
Capital expenditures and leasing costs included in AFFO	$6.7	$6.6	$12.3	$11.2
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21
Total capital expenditures incurred		$8.7	$18.6	$19.6	$19.1	$21.9	$9.2	$3.4	$9.9
Total leasing costs and tenant improvements incurred		2.7	3.0	1.0	4.7	2.4	1.5	2.0	2.9
Total incurred	[A]	$11.4	$21.6	$20.6	$23.8	$24.3	$10.7	$5.4	$12.8
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		(4.7)	(17.1)	(19.5)	(16.4)	(17.7)	(9.2)	(2.3)	(5.8)

Capital expenditures and leasing costs included in AFFO	[B]	$6.7	$4.5	$1.1	$7.4	$6.6	$1.5	$3.1	$7.0

GLA, square feet	[C]	62.9	62.9	62.1	59.4	58.8	57.0	55.9	55.1
$ total incurred per square foot	[A]/[C]	$0.18	$0.34	$0.33	$0.40	$0.41	$0.19	$0.10	$0.23
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.11	$0.07	$0.02	$0.12	$0.11	$0.03	$0.06	$0.13

40 Granite REIT 2023 Third Quarter Report

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at September 30, 2023 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at September 30, 2023	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at September 30, 2023
Properties under development
4 Bowery Rd., Brantford, ON	22.3	0.4	Q2 2022	Q1 2024	40.5	69.1	15.4	84.5	6.8%
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	2.9	5.9	26.1	32.0	N/A
Houston, TX (Phase III)	101.5	1.3	Q3 2023	TBD	0.6	2.6	16.7	19.3	N/A
Expansion projects
555 Beck Cres., Ajax, ON	7.6	0.1	Q1 2023	Q1 2024	7.7	15.0	—	15.0	5.6%
	165.3	2.5			$51.7	$92.6	$58.2	$150.8	6.6%
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the third quarter of 2023, construction continued at Granite’s approximately 410,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility, being constructed for a global chocolate producer, is expected to be completed in the first quarter of 2024.

In June 2023, Granite commenced the site plan approval process for a second phase of development at its site in Brantford, Ontario.

In September 2023, Granite commenced the site plan approval process for a third phase of development at its site in Houston, Texas.

During the third quarter of 2023, construction continued at Granite’s speculative expansion of 555 Beck Crescent in Ajax, ON. The approximately 50,000 square foot, 32’ clear height expansion is expected to be completed in the first quarter of 2024.

Leasing Profile

Magna, Granite’s Largest Tenant

At September 30, 2023, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2022 - 27) of Granite’s income-producing properties and comprised 25% (December 31, 2022 - 26%) of Granite’s annualized revenue and 19% (December 31, 2022 - 20%) of Granite’s GLA.

On February 1, 2023, the leases at Granite’s properties in Graz, Austria (the “Graz Facilities”), comprising approximately 5.0 million square feet, were contractually extended for ten years to January 31, 2034. On February 1, 2024 the annual rent for the Graz Facilities for the initial five years of the extension will escalate by the increase in the consumer price index for the 60 month period preceding that date, to a maximum of ten percent.
Granite REIT 2023 Third Quarter Report 41

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed on June 29, 2023 by DBRS and A- credit rating with a stable outlook by Standard & Poor’s. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at September 30, 2023, Granite had 122 other tenants from various industries that in aggregate comprised 75% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at September 30, 2023.
42 Granite REIT 2023 Third Quarter Report

Granite’s top 10 tenants by annualized revenue at September 30, 2023 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	25%	19%	7.6	A-
Amazon	4%	4%	15.4	AA
Mars Petcare US	3%	4%	6.8	NR
True Value Company	2%	2%	17.4	NR
ADESA	2%	—%	5.8	CCC+
Restoration Hardware	2%	2%	4.6	Ba3
Light Mobility Solutions GmbH	2%	1%	12.2	NR
Hanon Systems	2%	1%	6.2	AA-
Ceva Logistics US Inc.	2%	2%	1.3	B1
Samsung Electronics America	2%	1%	3.0	AA-
Top 10 Tenants	46%	36%	8.3
(1)    Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
Granite REIT 2023 Third Quarter Report 43

Lease Expiration

As at September 30, 2023, Granite’s portfolio had a weighted average lease term by square footage of 6.4 years (December 31, 2022 - 5.9 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2023		2024		2025		2026		2027		2028		2029 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,546	33	66.6	74	380	3.7	569	5.6	1,450	11.9	573	6.0	529	6.7	79	1.3	2,892	31.4
Canada-committed (1)	—	—	—	—	(380)	(3.7)	(253)	(2.9)	—	—	—	—	—	—	380	3.7	253	2.9
Canada - net	6,546	33	66.6	74	—	—	316	2.7	1,450	11.9	573	6.0	529	6.7	459	5.0	3,145	34.3
United States	38,821	81	227.4	2,589	5,380	36.0	3,475	20.4	1,895	11.3	3,611	25.9	1,708	8.2	4,397	19.1	15,766	106.5
United States-committed (1)	—	—	—	—	(5,073)	(34.2)	(1,148)	(6.6)	945	4.2	76	0.6	300	2.9	2,478	20.0	2,422	13.1
United States - net	38,821	81	227.4	2,589	307	1.8	2,327	13.8	2,840	15.5	3,687	26.5	2,008	11.1	6,875	39.1	18,188	119.6
Austria	7,472	9	60.4	—	125	1.3	5,349	36.8	—	—	389	2.9	802	10.2	807	9.2	—	—
Austria-committed (1)	—	—	—	—	(125)	(1.3)	(5,349)	(36.8)	—	—	—	—	—	—	—	—	5,474	38.1
Austria-net	7,472	9	60.4	—	—	—	—	—	—	—	389	2.9	802	10.2	807	9.2	5,474	38.1
Germany	4,666	15	35.5	—	2,335	17.2	308	2.2	195	1.8	303	1.9	290	2.1	—	—	1,235	10.3
Germany-committed (1)	—	—	—	—	(2,335)	(17.2)	(308)	(2.2)	121	0.7	717	4.3	—	—	335	2.4	1,470	12.0
Germany-net	4,666	15	35.5	—	—	—	—	—	316	2.5	1,020	6.2	290	2.1	335	2.4	2,705	22.3
Netherlands	5,367	23	40.5	72	387	3.6	51	0.7	629	5.4	355	1.8	1,125	7.9	—	—	2,748	21.1
Netherlands - committed (1)	—	—	—	—	(314)	(2.7)	—	—	—	—	—	—	—	—	314	2.7	—	—
Netherlands - net	5,367	23	40.5	72	73	0.9	51	0.7	629	5.4	355	1.8	1,125	7.9	314	2.7	2,748	21.1
Total	62,872	161	430.4	2,735	8,607	61.8	9,752	65.7	4,169	30.4	5,231	38.5	4,454	35.1	5,283	29.6	22,641	169.3
Total-committed (1)	—	—	—	—	(8,227)	(59.1)	(7,058)	(48.5)	1,066	4.9	793	4.9	300	2.9	3,507	28.8	9,619	66.1
As at September 30, 2023	62,872	161	430.4	2,735	380	2.7	2,694	17.2	5,235	35.3	6,024	43.4	4,754	38.0	8,790	58.4	32,260	235.4
% of portfolio as at September 30, 2023:
* by sq ft (in %)	100.0			4.4	0.6		4.3		8.3		9.6		7.6		14.0		51.2
* by Annualized Revenue (in %)			100.0			0.6		4.0		8.2		10.1		8.8		13.6		54.7
(1) Committed vacancies represent leases signed during the current period but not occupied until after period end.

44 Granite REIT 2023 Third Quarter Report

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three and nine months ended September 30, 2023.

Occupancy Roll Forward for Q3 2023

	Three Months Ended September 30, 2023
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, July 1, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Vacancy, July 1, 2023	(75)	(2,160)	—	—	(72)	(2,307)
Occupancy, July 1, 2023	6,471	36,661	7,472	4,666	5,295	60,565
Occupancy %, July 1, 2023	98.9%	94.4%	100.0%	100.0%	98.7%	96.3%
Expiries	(116)	(1,330)	—	(833)	(72)	(2,351)
Renewals	116	900	—	833	72	1,921
Occupancy, September 30, 2023	6,471	36,231	7,472	4,666	5,295	60,135
Total portfolio size, September 30, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Occupancy %, September 30, 2023	98.9%	93.3%	100.0%	100.0%	98.7%	95.6%

Occupancy Roll Forward for Q3 2023 YTD

	Nine Months Ended September 30, 2023
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2023	6,544	35,400	7,472	4,640	5,367	59,423
Vacancy, Jan 1, 2023	(73)	(90)	—	—	(48)	(211)
Occupancy, Jan 1, 2023	6,471	35,310	7,472	4,640	5,319	59,212
Occupancy %, Jan 1, 2023	98.9%	99.7%	100.0%	100.0%	99.1%	99.6%
Acquired occupancy, net	—	1,005	—	—	—	1,005
Acquired vacancy, net	—	(1,005)	—	—	—	(1,005)
Completed developments	—	2,087	—	—	—	2,087
Completed expansions	—	329	—	—	—	329
Remeasurement	2	—	—	26	—	28
Development vacancy	—	(478)	—	—	—	(478)
Expiries	(118)	(4,138)	(125)	(1,198)	(182)	(5,761)
Surrenders and early terminations	—	—	—	—	(4)	(4)
Renewals	116	3,077	125	1,198	147	4,663
New Leases	—	44	—	—	15	59
Occupancy, September 30, 2023	6,471	36,231	7,472	4,666	5,295	60,135
Total portfolio size, September 30, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Occupancy %, September 30, 2023	98.9%	93.3%	100.0%	100.0%	98.7%	95.6%

Granite REIT 2023 Third Quarter Report 45

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three and nine months ended September 30, 2023.

New and Renewal Lease Spreads

	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023
	Sq Ft (in thousands)	Rental Rate Spread(1)	Sq Ft (in thousands)	Rental Rate Spread(1)(2)
Canada	116	206%	116	206%
United States	900	43%	3,078	23%
Austria	—	—%	125	9%
Germany	833	—%	1,198	2%
Netherlands	72	7%	146	5%
Total	1,921	33%	4,663	21%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.
(2)     Excludes new leasing activity of approximately 44,000 square feet in the US and 15,000 square feet in the Netherlands that were previously vacant for an extended period.

The leasing activity in Canada for the three months ended September 30, 2023 represents one lease renewal at a property in the GTA. The leasing activity in the United States for the three months ended September 30, 2023 represents three lease renewals. The leasing activity in Germany for the three months ended September 30, 2023 represents two lease renewals including one fixed rate renewal. The leasing activity in the Netherlands for the three months ended September 30, 2023 represents four lease renewals at Granite’s property in Utrecht.

The leasing activity in Canada for the nine months ended September 30, 2023 represents one lease renewal at a property in the GTA. The leasing activity in the United States for the nine months ended September 30, 2023 represents nine lease renewals including one fixed rate renewal. The leasing activity in Austria for the nine months ended September 30, 2023 represents an early termination and new lease with an existing tenant. The leasing activity in Germany for the nine months ended September 30, 2023 represents three lease renewals including one fixed rate renewal. The leasing activity in the Netherlands for the nine months ended September 30, 2023 represents eleven lease renewals at Granite’s property in Utrecht.

46 Granite REIT 2023 Third Quarter Report

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	September 30, 2023	June 30, 2023	September 30, 2022	WALT (years)(3)
Canada	$10.29	$9.95	$9.52	6.1
United States	$4.73	$4.62	$4.40	6.4
Austria	€5.64	€5.63	€5.61	8.4
Germany	€5.31	€5.28	€4.78	6.7
Netherlands	€5.34	€5.30	€5.04	5.6
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     WALT as at September 30, 2023.

As at September 30, 2023, the weighted average in-place rental rates increased in all regions when compared with the rates noted in June 30, 2023 and September 30, 2022. The increases in Canada, the United States, Austria, Germany and the Netherlands are driven by lease renewals and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in all regions.

Granite REIT 2023 Third Quarter Report 47

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,155.4 million as at September 30, 2023 compared to $1,131.6 million at December 31, 2022, as summarized below:

Sources of Available Liquidity

As at September 30, 2023 and December 31, 2022	2023	2022
Cash and cash equivalents	$158.3	$135.1
Unused portion of Credit Facility	997.1	996.5
Available liquidity (1)	$1,155.4	$1,131.6
Additional sources of liquidity:
Assets held for sale(2)	$—	$41.2
Unencumbered assets(3)	$8,898.5	$8,754.6
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    Two income-producing properties located in Canada and the United States were classified as assets held for sale on the audited combined financial statements at December 31, 2022.
(3)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects, to refinance or repay its secured debt or unsecured current debt maturities, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

48 Granite REIT 2023 Third Quarter Report

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	$ change	2023	2022	$ change

Cash and cash equivalents, beginning of period	$119.2	$157.6	(38.4)	$135.1	$402.5	(267.4)
Cash provided by operating activities	85.2	78.3	6.9	237.1	212.0	25.1
Cash used in investing activities	(7.3)	(179.8)	172.5	(109.9)	(675.7)	565.8
Cash (used in) provided by financing activities	(40.3)	208.0	(248.3)	(104.0)	327.8	(431.8)
Effect of exchange rate changes on cash and cash equivalents	1.5	10.2	(8.7)	—	7.7	(7.7)
Cash and cash equivalents, end of period	$158.3	$274.3	(116.0)	$158.3	$274.3	(116.0)

Operating Activities

During the three month period ended September 30, 2023, operating activities generated cash of $85.2 million compared to $78.3 million in the prior year period. The increase of $6.9 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $13.2 million;
•a decrease of $9.9 million in income taxes paid; and
•an increase of $1.1 million in interest income primarily due to higher interest rates on invested cash, partially offset by;
•an increase of $5.9 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period;
•an increase of $10.1 million from cash used in working capital changes primarily due to timing of payments and receipts;
•an increase of $0.8 million in foreign exchange losses; and
•an increase of $0.4 million in general and administrative expenses, excluding the impact of unit-based compensation.

During the nine month period ended September 30, 2023, operating activities generated cash of $237.1 million compared to $212.0 million in the prior year period. The increase of $25.1 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $40.6 million;
•a decrease of $8.6 million in income taxes paid; and
•an increase of $2.8 million in interest income due to higher interest rates on invested cash, partially offset by;
•an increase of $6.2 million from cash used in working capital changes primarily due to timing of payments and receipts;
Granite REIT 2023 Third Quarter Report 49

•an increase of $17.4 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period;
•an increase of $1.2 million in general and administrative expenses, excluding the impact of unit-based compensation; and
•an increase of $1.1 million in foreign exchange losses.

Investing Activities

Investing activities for the three month period ended September 30, 2023 used cash of $7.3 million and primarily related to the following:
•additions to properties under development paid of $14.8 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada; and
•additions to income-producing properties paid of $10.9 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States, partially offset by;
•net proceeds of $19.7 million received from the disposition of an income-producing property in Canada.

Investing activities for the three month period ended September 30, 2022 used cash of $179.8 million and primarily related to the following:
•the acquisitions of an income-producing property and a parcel of development land in the Netherlands and Canada for $100.8 million;
•additions to properties under development paid of $44.3 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada;
•loan advances made of $13.6 million to the developer of two industrial properties being constructed in Indiana; and
•additions to income-producing properties paid of $23.5 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States.

Investing activities for the nine month period ended September 30, 2023 used cash of $109.9 million and primarily related to the following:
•the acquisitions of two income-producing properties in the United States and the settlement of other acquisition related liabilities for $103.4 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions to properties under development paid of $57.9 million, primarily attributable to Granite’s development projects in the United States and Canada; and
•additions to income-producing properties paid of $60.6 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States, partially offset by;
•loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in the United States; and
•net proceeds of $43.8 million received from the dispositions of two income-producing properties in the United States and Canada (see “SIGNIFICANT MATTERS - Dispositions”).

50 Granite REIT 2023 Third Quarter Report

Investing activities for the nine month period ended September 30, 2022 used cash of $675.7 million and primarily related to the following:
•the acquisitions of eight income-producing properties, one property under development and a parcel of development land in Germany, the United States, Canada and the Netherlands and the settlement of other acquisition related liabilities for $493.4 million;
•additions to properties under development paid of $165.0 million, primarily attributable to development projects in the United States, Canada, and Germany;
•additions to income-producing properties paid of $34.4 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States; and
•loan advances made of $42.9 million to the developer of two industrial properties being constructed in Indiana, partially offset by;
•net proceeds of $63.9 million received from the dispositions of two income-producing properties and a piece of land held for development in Poland and the Czech Republic.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2023 of $40.3 million largely comprised of $51.0 million of monthly distribution payments and $91.3 million used for repayment of the Credit Facility, partially offset by $102.1 million of net proceeds received from the full drawdown of the September 2026 Term Loan.
Cash provided by financing activities for the three month period ended September 30, 2022 of $208.0 million largely comprised of $41.2 million of draws on the Credit Facility, $10.8 million of proceeds from the secured construction loan relating to a development project in the United States and $527.5 million of net proceeds from the full drawdown of the 2025 Term Loan, partially offset by $50.7 million of monthly distribution payments, $56.5 million used for the repurchase of stapled units under the NCIB (as defined herein), and $264.1 million used for the repayment of the Credit Facility.

Cash used in financing activities for the nine month period ended September 30, 2023 of $104.0 million largely comprised of $153.0 million of monthly distribution payments, $50.6 million relating to the full repayment of the secured construction loan, net of advances, and $91.3 million used for the full repayment of the Credit Facility, partially offset by $102.1 million of net proceeds from the full drawdown of the September 2026 Term Loan, and $90.2 million of draws on the Credit Facility.

Cash provided by financing activities for the nine month period ended September 30, 2022 of $327.8 million largely comprised of $254.8 million of draws on the Credit Facility, $42.7 million of proceeds from the secured construction loan relating to a development project in the United States, $13.1 million of net proceeds received from the issuance of stapled units under the ATM Program (as defined herein), and $527.5 million of net proceeds from the full drawdown of the 2025 Term Loan, partially offset by $152.6 million of monthly distribution payments, $86.4 million used for the repurchase of stapled units under the NCIB, $6.6 million associated with the settlement of the 2028 Cross Currency Interest Rate Swap (as defined herein), and $264.1 million used for the repayment of the Credit Facility.
Granite REIT 2023 Third Quarter Report 51

Debt Structure

Granite’s debt structure and key debt metrics as at September 30, 2023 and December 31, 2022 were as follows:

Summary Debt Structure and Debt Metrics

As at September 30, 2023 and December 31, 2022		2023	2022
Unsecured debt, net		$3,085.3	$2,983.6
Derivatives, net (4)		(119.1)	(138.4)
Lease obligations		33.2	33.7
Total unsecured debt	[A]	$2,999.4	$2,878.9
Secured debt		—	51.4
Total debt (1)(4)	[B]	$2,999.4	$2,930.3
Less: cash and cash equivalents		158.3	135.1
Net debt(1)(4)	[C]	$2,841.1	$2,795.2

Investment properties	[D]	$8,898.5	$8,839.6

Unencumbered Assets(5)	[E]	$8,898.5	$8,754.6
		100.0%
Trailing 12-month adjusted EBITDA(1)	[F]	$387.0	$352.1
Interest expense		$72.5	$51.0
Interest income		(4.4)	(1.6)
Trailing 12-month interest expense, net	[G]	$68.1	$49.4

Debt metrics
Leverage ratio(2)	[B]/[D]	34%	33%
Net leverage ratio(2)	[C]/[D]	32%	32%
Interest coverage ratio(2)	[F]/[G]	5.7x	7.1x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.0x	3.0x
Indebtedness ratio(2)	[B]/[F]	7.8x	8.3x
Weighted average cost of debt(3)		2.27%	2.28%
Weighted average debt term-to-maturity, in years(3)		3.4	4.1
Ratings and outlook
DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 Stable	Baa2 Stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Unsecured Debt

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that matures on September 8, 2026. The September
52 Granite REIT 2023 Third Quarter Report

2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the EURIBOR plus an applicable margin and is payable monthly in arrears. At September 30, 2023, the full €70.0 million has been drawn and the balance, net of deferred financing costs, was $100.1 million.

2025 Term Loan

On September 15, 2022, Granite REIT Holdings Limited Partnership ("Granite LP") entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that will mature on September 15, 2025 (“2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At September 30, 2023, the full US$400.0 million has been drawn and the balance, net of deferred financing costs, was $541.0 million.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At September 30, 2023, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.1 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At September 30, 2023, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.8 million.

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At September 30, 2023, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.4 million.

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). The December 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At September 30, 2023, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.7 million.

Granite REIT 2023 Third Quarter Report 53

As it is anticipated that the administrator of the CDOR will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by the Canadian Overnight Repo Rate Average ("CORRA"), Granite intends to amend the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap before the end of June 2024 to update the benchmark rates in these agreements from CDOR to CORRA without any economic impact.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on SOFR (previously the London Interbank Offered Rate ("LIBOR")) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR without any economic impact.

At September 30, 2023, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $250.2 million.

2023 Debentures

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At September 30, 2023, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.9 million. Part of the net proceeds from the 2029 Debentures issued on October 12, 2023 (see “Subsequent Events”) are intended to be used to repay the 2023 Debentures on maturity.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2028 Debentures, the 2024 Term Loan, the September 2026 Term Loan, the December 2026 Term Loan and the 2025 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

Credit Facility

On March 3, 2023, the Trust amended the Credit Facility to extend the maturity date for a new five-year term to March 31, 2028, with a limit of $1.0 billion. Included in the amendment, Granite also updated the benchmark rates from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, for US dollar denominated draws and from LIBOR to EURIBOR for Euro denominated draws. Such amendments to the benchmark rates result in no economic impact to Granite’s borrowing rates. As it is anticipated that the administrator of CDOR will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by CORRA, Granite's Credit Facility contains fallback provisions to transition from CDOR to CORRA for Canadian denominated draws when CDOR is discontinued.

54 Granite REIT 2023 Third Quarter Report

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with consent of the participating lenders. As at September 30, 2023, the Trust had no amount drawn and $2.9 million in letters of credit issued against the Credit Facility.

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Houston, Texas, which was substantially completed in January 2023. The loan had a maximum draw amount of $59.9 million (US$44.3 million) and was secured by the property under construction and related land. On June 9, 2023, the loan with an outstanding balance of $56.2 million (US$42.1 million) was repaid with proceeds from the Credit Facility.

Derivatives

Granite has entered into derivatives including cross-currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. The below table summarizes Granite’s derivative arrangements outstanding as at September 30, 2023 and December 31, 2022:

								September 30,	December 31,
As at								2023	2022
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2023 Cross Currency Interest Rate Swap	281,100	EUR	2.430%	400,000	CAD	3.873%	Nov. 30, 2023	$(1,094)	$(7,076)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	23,212	24,891
2025 Interest Rate Swap (1)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	12,643	5,244
September 2026 Cross Currency Interest Rate Swap (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	334	—
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CDOR plus margin	Dec. 11, 2026	38,632	39,264
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	1,602	8,123
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(8,139)	(6,391)
2028 Cross Currency Interest Rate Swap (3)	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	9,272	19,450
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	42,671	54,883
								$119,133	$138,388
Granite REIT 2023 Third Quarter Report 55

(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.

(2)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the “September 2026 Interest Rate Swap”) to exchange the floating EURIBOR portion of the interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.

(3)On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the cross-currency interest rate swap entered into by Granite LP to exchange the $500.0 million principal and related 2.194% interest payments from the 2028 Debentures to US$397.0 million principal and USD-denominated interest payments at a 2.096% interest rate (the "2028 Cross Currency Interest Rate Swap") and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028, to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

(4)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

Debt Maturity Profile

As at September 30, 2023, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	13%	8%	18%	13%	16%	16%	16%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio decreased from 7.1x for the year ended December 31, 2022 to 5.7x as at September 30, 2023 as a result of a 38% increase in interest expense, partially offset by a 10% EBITDA growth when comparing the two periods. Granite’s leverage ratio remains consistent with December 31, 2022 and the slight decrease in Granite’s indebtedness ratio from December 31, 2022 to September 30, 2023 is primarily due the 10% growth in EBITDA, partially offset by a slight
56 Granite REIT 2023 Third Quarter Report

increase in debt level. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at September 30, 2023, Granite was in compliance with all of these covenants.

Credit Ratings

On March 29, 2023, DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures as BBB(high) with stable trends. On June 28, 2023, Moody’s confirmed the Baa2 rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Stapled Units

As at November 8, 2023, the Trust had 63,743,828 stapled units issued and outstanding.

As at November 8, 2023, the Trust had 67,582 restricted stapled units (representing the right to receive 67,582 stapled units) and 86,145 performance stapled units (representing the right to receive a maximum of 172,290 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at November 8, 2023, the Trust had 122,138 deferred stapled units (representing the right to receive 122,138 stapled units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2667 per stapled unit. For 2023, based on its current monthly rate, Granite expects to make total annual distributions of $3.20 per stapled unit.

Total distributions declared to stapled unitholders in the three month periods ended September 30, 2023 and 2022 were $51.0 million or $0.8000 per stapled unit and $50.4 million or $0.7750 per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine month periods ended September 30, 2023 and 2022 were $153.0 million or $2.40 per stapled unit and $152.3 million or $2.32 per stapled unit, respectively.

The distributions declared in October 2023 in the amount of $17.0 million or $0.2667 per stapled unit will be paid on November 15, 2023.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from
Granite REIT 2023 Third Quarter Report 57

operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Income (Loss)	$34.2	$(93.3)	$106.5	$282.1
Cash flows provided by operating activities	85.2	78.3	237.1	212.0
Monthly cash distributions paid and payable	(51.0)	(50.4)	(153.0)	(152.3)
Cash flows from operating activities in excess of distributions paid and payable	$34.2	$27.9	$84.1	$59.7

Monthly distributions for the three and nine month periods ended September 30, 2023 and 2022 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2023, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,349,296 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2023 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2024. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 30,468 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2022 to May 23, 2023.
During the three and nine month periods ended September 30, 2023, there were no stapled unit repurchases under the NCIB. During the three month period ended September 30, 2022, Granite repurchased 765,200 stapled units at an average stapled unit cost of $73.83 for total consideration of $56.5 million excluding commissions. During the nine month period ended September 30, 2022, Granite repurchased 1,143,600 stapled units at an average stapled unit cost of $75.56 for total consideration of $86.4 million, excluding commissions.

At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the short form base shelf prospectus of Granite REIT and Granite GP establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it
58 Granite REIT 2023 Third Quarter Report

to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the nine month period ended September 30, 2023, there were no stapled units issued under the ATM Program. During the nine month period ended September 30, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at September 30, 2023, the Trust had $2.9 million in letters of credit outstanding. As at September 30, 2023, the Trust's contractual commitments totaled $64.9 million which comprised of costs to complete its ongoing construction and development projects, including tenant improvements. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 11 and 19 to the unaudited condensed combined financial statements for the three and nine months ended September 30, 2023.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Granite REIT 2023 Third Quarter Report 59

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

60 Granite REIT 2023 Third Quarter Report

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to stapled unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended September 30, 2023 and December 31, 2022	2023	2022
Net (loss) income attributable to stapled unitholders	$(21.0)	$155.8
Add (deduct):
Interest expense and other financing costs	72.5	51.0
Interest income	(4.4)	(1.6)
Income tax recovery	(33.4)	(63.7)
Depreciation and amortization	1.4	1.6
Fair value losses on investment properties, net	369.7	219.7
Fair value gains on financial instruments, net	(0.2)	(11.4)
Loss on sale of investment properties	1.5	0.7
Non-controlling interests relating to the above	0.9	—
Adjusted EBITDA	$387.0	$352.1

Granite REIT 2023 Third Quarter Report 61

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended September 30,		Nine Months Ended September 30,
		2023	2022	2023	2022
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$51.0	$50.4	$153.0	$152.3

FFO	[B]	79.1	70.7	236.3	212.1

AFFO	[C]	69.6	63.3	214.1	197.2

FFO payout ratio	[A]/[B]	64%	71%	65%	72%
AFFO payout ratio	[A]/[C]	73%	80%	71%	77%
62 Granite REIT 2023 Third Quarter Report

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2022. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or
Granite REIT 2023 Third Quarter Report 63

architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2022. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using a 10-year cash flow and subsequent reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine months ended September 30, 2023. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the unaudited condensed combined financial statements for the three and nine months ended September 30, 2023 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.
64 Granite REIT 2023 Third Quarter Report

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized, or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

As at September 30, 2023, there are no new accounting standards issued with a material effect but not yet applicable to the unaudited condensed combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the third quarter of 2023, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.ca and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2022 and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2023.

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QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21
Operating highlights(3)
Revenue	$131.5	$130.3	$129.6	$125.6	$111.6	$109.8	$108.6	$105.3
NOI - cash basis(1)	$106.3	$104.8	$103.9	$99.6	$93.1	$90.4	$90.8	$85.7
Fair value (losses) gains on investment properties, net	$(53.2)	$(13.5)	$(73.0)	$(229.9)	$(229.2)	$(251.3)	$490.6	$349.1
Net income (loss) attributable to stapled unitholders	$33.1	$62.5	$9.8	$(126.3)	$(93.3)	$(122.3)	$497.7	$341.3
Cash provided by operating activities	$85.2	$67.9	$84.0	$65.5	$78.3	$63.2	$70.5	$53.7
FFO(1)	$79.1	$77.6	$79.6	$77.2	$70.7	$72.1	$69.4	$66.8
AFFO(1)	$69.6	$69.5	$75.1	$67.0	$63.3	$68.2	$65.9	$59.2
FFO payout ratio(2)	64%	66%	64%	65%	71%	71%	73%	75%
AFFO payout ratio(2)	73%	73%	68%	75%	80%	75%	77%	84%

Per unit amounts
Diluted FFO(1)	$1.24	$1.21	$1.25	$1.20	$1.08	$1.09	$1.05	$1.02
Diluted AFFO(1)	$1.09	$1.09	$1.18	$1.05	$0.97	$1.04	$1.00	$0.90
Monthly distributions paid	$0.80	$0.80	$0.80	$0.78	$0.78	$0.78	$0.78	$0.75
Diluted weighted average number of units	63.9	63.9	63.9	64.1	65.5	65.9	65.8	65.8

Financial highlights
Investment properties(4)	$8,898.5	$8,833.1	$8,952.1	$8,839.6	$8,938.9	$8,533.4	$8,526.8	$7,971.2
Assets held for sale	$—	$20.5	$17.5	$41.2	$17.5	$156.2	$32.9	$64.6
Cash and cash equivalents	$158.3	$119.2	$117.2	$135.1	$274.3	$157.6	$228.5	$402.5
Total debt(1)	$2,999.4	$2,954.4	$2,951.5	$2,930.3	$2,852.4	$2,540.0	$2,340.4	$2,414.0
Total capital expenditures incurred	$8.7	$18.6	$19.6	$19.1	$21.9	$9.2	$3.4	$9.9
Total leasing costs and tenant improvements incurred	$2.7	$3.0	$1.0	$4.7	$2.4	$1.5	$2.0	$2.9

Property metrics(4)
Number of income-producing properties	137	137	133	128	128	126	122	119
GLA, square feet	62.9	62.9	62.1	59.4	58.8	57.0	55.9	55.1
Occupancy, by GLA	95.6%	96.3%	97.8%	99.6%	99.1%	97.8%	99.7%	99.7%
Weighted average lease term, years	6.4	6.5	6.7	5.9	5.7	5.5	5.7	5.8
(1)    For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income (loss) attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the condensed combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21
Revenue	$131.5	$130.3	$129.6	$125.6	$111.6	$109.8	$108.6	$105.3
Less: Property operating costs	22.3	21.7	22.2	23.2	17.6	17.0	17.4	19.0
NOI	109.2	108.6	107.4	102.4	94.0	92.8	91.2	86.3
Add (deduct):
Straight-line rent amortization	(4.0)	(4.9)	(4.6)	(3.6)	(1.9)	(3.5)	(1.6)	(1.8)
Tenant incentive amortization	1.1	1.1	1.1	0.8	1.0	1.1	1.2	1.2
NOI - cash basis	$106.3	$104.8	$103.9	$99.6	$93.1	$90.4	$90.8	$85.7

66 Granite REIT 2023 Third Quarter Report

The following table reconciles net income (loss) attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions, except as noted)	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21
Net income (loss) attributable to stapled unitholders	$33.1	$62.5	$9.8	$(126.3)	$(93.3)	$(122.3)	$497.7	$341.2
Add (deduct):
Fair value losses (gains) on investment properties, net	53.2	13.5	73.0	229.9	229.2	251.3	(490.6)	(349.1)
Fair value (gains) losses on financial instruments	2.5	(1.1)	0.5	(2.1)	(1.4)	(3.3)	(4.6)	(0.6)
Loss on sale of investment properties	0.9	—	0.6	—	—	0.3	0.4	0.2
Current income tax expense associated with the sale of investment properties	—	—	—	—	—	—	—	2.8
Deferred income tax expense (recovery)	(10.3)	5.4	(12.3)	(24.4)	(61.3)	(51.8)	66.5	69.9
Fair value remeasurement of the Executive Deferred Stapled Unit Plan	(0.7)	(0.4)	4.6	—	(1.3)	(1.4)	—	2.3
Fair value remeasurement of the Directors Deferred Stapled Unit Plan	(0.5)	(0.5)	1.3	0.1	(1.2)	(0.7)	—	—
Non-controlling interests relating to the above	0.9	(1.8)	2.1	—	—	—	—	0.1
FFO	$79.1	$77.6	$79.6	$77.2	$70.7	$72.1	$69.4	$66.8
Add (deduct):
Maintenance or improvement capital expenditures incurred	(4.5)	(2.2)	(0.1)	(2.7)	(4.3)	(0.5)	(1.1)	(6.7)
Leasing costs	(0.8)	(1.9)	(0.4)	(4.5)	(2.0)	(0.9)	(2.0)	—
Tenant allowances	(1.4)	(0.4)	(0.6)	(0.2)	(0.3)	(0.1)	—	(0.3)
Tenant incentive amortization	1.1	1.1	1.1	0.8	1.1	1.1	1.2	1.2
Straight-line rent amortization	(4.0)	(4.9)	(4.6)	(3.6)	(1.9)	(3.5)	(1.6)	(1.8)
Non-controlling interests relating to the above	0.1	0.2	0.1	—	—	—	—	—
AFFO	$69.6	$69.5	$75.1	$67.0	$63.3	$68.2	$65.9	$59.2

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21
Unsecured debt, net	$3,085.3	$3,057.6	$2,983.8	$2,983.6	$2,995.9	$2,643.5	$2,422.3	$2,425.1
Derivatives, net	(119.1)	(136.6)	(121.8)	(138.4)	(223.1)	(169.4)	(126.1)	(44.1)
Lease obligations	33.2	33.4	33.7	33.7	33.2	33.3	31.5	32.2
Total unsecured debt	2,999.4	2,954.4	2,895.7	2,878.9	2,806.0	2,507.4	2,327.7	2,413.2
Secured debt	—	—	55.8	51.4	46.4	32.6	12.7	0.8
Total debt	$2,999.4	$2,954.4	$2,951.5	$2,930.3	$2,852.4	$2,540.0	$2,340.4	$2,414.0
Granite REIT 2023 Third Quarter Report 67

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under any at-the-market program that Granite may establish; Granite’s intended use of the net proceeds from the offering of the 2029 Debentures; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.0 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include,
68 Granite REIT 2023 Third Quarter Report

but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2022 dated March 8, 2023, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2023 Third Quarter Report 69

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
For the three and nine months ended September 30, 2023 and 2022

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

		September 30,	December 31,
As at	Note	2023	2022
ASSETS

Non-current assets:
Investment properties	4	$8,898,540	$8,839,571
Acquisition deposits		—	8,487
Deferred tax assets		623	629
Fixed assets, net		3,363	4,037
Derivatives	8(c)	128,366	151,855
Other assets	6	2,668	2,181
		9,033,560	9,006,760

Current assets:
Assets held for sale	5	—	41,182
Loan receivable	7	—	69,186
Accounts receivable		10,618	12,176
Income taxes receivable		907	1,288
Prepaid expenses and other		12,436	14,681
Cash and cash equivalents	16(d)	158,307	135,081

Total assets		$9,215,828	$9,280,354

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a),8(b)	$2,685,384	$2,583,930
Derivative	8(c)	8,139	6,391
Long-term portion of lease obligations	10	32,407	32,977
Deferred tax liabilities		538,284	557,391
		3,264,214	3,180,689

Current liabilities:
Unsecured debt, net	8(b)	399,946	399,707
Derivative	8(c)	1,094	7,076
Secured debt	9	—	51,373
Deferred revenue	11	18,094	17,358
Accounts payable and accrued liabilities	11	101,474	114,775
Distributions payable	12	16,992	16,991
Short-term portion of lease obligations	10	771	746
Income taxes payable		11,516	11,292

Total liabilities		3,814,101	3,800,007

Equity:
Stapled unitholders’ equity	13	5,395,531	5,475,375
Non-controlling interests		6,196	4,972
Total equity		5,401,727	5,480,347
Total liabilities and equity		$9,215,828	$9,280,354

Commitments and contingencies (note 19)
See accompanying notes
Granite REIT 2023 Third Quarter Report 71

Condensed Combined Statements of Net Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022

Rental revenue	14(a)	$131,462	$111,605	$391,403	$329,965
Property operating costs	14(b)	22,290	17,663	66,219	52,021
Net operating income		109,172	93,942	325,184	277,944

General and administrative expenses	14(c)	8,402	6,461	31,976	20,921
Depreciation and amortization		310	419	946	1,174
Interest income		(1,221)	(119)	(3,313)	(520)
Interest expense and other financing costs	14(d)	18,831	12,688	55,827	34,279
Foreign exchange losses (gains), net		153	(634)	655	(427)
Fair value losses (gains) on investment properties, net	4,5	53,200	229,151	139,747	(10,193)
Fair value losses (gains) on financial instruments, net	14(e)	2,520	(1,367)	1,869	(9,301)
Loss on sale of investment properties	5	891	—	1,496	676
Income (loss) before income taxes		26,086	(152,657)	95,981	241,335
Income tax recovery	15	(8,071)	(59,409)	(10,513)	(40,812)
Net income (loss)		$34,157	$(93,248)	$106,494	$282,147

Net income (loss) attributable to:
Stapled unitholders		$33,126	$(93,261)	$105,344	$282,110
Non-controlling interests		1,031	13	1,150	37
		$34,157	$(93,248)	$106,494	$282,147

See accompanying notes
72 Granite REIT 2023 Third Quarter Report

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022

Net income (loss)		$34,157	$(93,248)	$106,494	$282,147
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		81,773	295,943	(18,576)	241,434
Unrealized (loss) gain on net investment hedges, including income taxes of nil(1)	8(c)	(33,825)	1,654	(16,721)	103,798
Total other comprehensive income (loss)		47,948	297,597	(35,297)	345,232
Comprehensive income		$82,105	$204,349	$71,197	$627,379
(1) Items that may be reclassified subsequently to net income (loss) if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders		$80,985	$204,173	$70,145	$627,226
Non-controlling interests		1,120	176	1,052	153
		$82,105	$204,349	$71,197	$627,379

See accompanying notes

Granite REIT 2023 Third Quarter Report 73

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Nine Months Ended September 30, 2023
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1,2023	63,708	$3,347,822	$11,601	$1,702,420	$413,532	$5,475,375	$4,972	$5,480,347
Net income	—	—	—	105,344	—	105,344	1,150	106,494
Other comprehensive loss	—	—	—	—	(35,199)	(35,199)	(98)	(35,297)
Distributions (note 12)	—	—	—	(152,984)	—	(152,984)	(31)	(153,015)
Contributions from non-controlling interests	—	—	—	—	—	—	203	203
Units issued under the stapled unit plan (note 13(a))	36	2,995	—	—	—	2,995	—	2,995
As at September 30, 2023	63,744	$3,350,817	$11,601	$1,654,780	$378,333	$5,395,531	$6,196	$5,401,727

Nine Months Ended September 30, 2022
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2022	65,694	$3,444,418	$53,326	$1,748,958	$71,951	$5,318,653	$2,881	$5,321,534
Net income	—	—	—	282,110	—	282,110	37	282,147
Other comprehensive income	—	—	—	—	345,116	345,116	116	345,232
Distributions (note 12)	—	—	—	(152,349)	—	(152,349)	(30)	(152,379)
Contributions from non-controlling interests	—	—	—	—	—	—	2,837	2,837
Disposition of non-controlling interests	—	—	—	—	—	—	(1,412)	(1,412)
Units issued under the stapled unit plan (note 13(a))	41	3,881	—	—	—	3,881	—	3,881
Stapled units issued, net of issuance costs (note 13(c))	136	13,115	—	—	—	13,115	—	13,115
Units repurchased for cancellation (note 13(b))	(1,144)	(60,095)	(26,330)	—	—	(86,425)	—	(86,425)
As at September 30, 2022	64,727	$3,401,319	$26,996	$1,878,719	$417,067	$5,724,101	$4,429	$5,728,530

See accompanying notes
74 Granite REIT 2023 Third Quarter Report

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022
OPERATING ACTIVITIES

Net income (loss)		$34,157	$(93,248)	$106,494	$282,147
Items not involving operating cash flows	16(a)	44,654	165,349	126,763	(67,885)
Current income tax expense	15(a)	2,184	1,874	6,641	5,813
Income taxes paid		(1,447)	(11,358)	(6,281)	(14,896)
Interest expense		18,594	12,446	53,710	33,397
Interest paid		(12,511)	(6,573)	(47,670)	(30,277)
Changes in working capital balances	16(b)	(354)	9,784	(2,519)	3,668
Cash provided by operating activities		85,277	78,274	237,138	211,967
INVESTING ACTIVITIES

Investment properties:
Acquisitions, deposits and transactions costs, net	3	(137)	(100,824)	(103,388)	(493,366)
Working capital acquired on acquisition		—	6,748	—	6,748
Proceeds from disposal, net	5	19,684	—	43,782	63,933
Leasing costs paid		(561)	(2,829)	(3,603)	(5,513)
Tenant allowances paid		(482)	(399)	(2,142)	(417)
Additions to income-producing properties		(10,922)	(23,509)	(60,586)	(34,430)
Additions to properties under development		(14,794)	(44,256)	(57,919)	(164,992)
Construction funds (in) released from escrow		(82)	(896)	4,805	(3,981)
Loan receivable (advances) repayment, net	7	—	(13,609)	69,262	(42,865)
Fixed asset additions, net		(38)	(234)	(155)	(793)
Cash used in investing activities		(7,332)	(179,808)	(109,944)	(675,676)
FINANCING ACTIVITIES

Monthly distributions paid		(51,002)	(50,686)	(152,983)	(152,598)
Proceeds from unsecured term loan, net of financing costs	8(b)	102,117	527,486	102,117	527,486
Proceeds from unsecured credit facility draws		—	41,154	90,234	254,804
Repayment of unsecured credit facility draws		(91,254)	(264,060)	(91,254)	(264,060)
Settlement of cross currency interest rate swap	8(c)	—	—	—	(6,563)
Proceeds from secured debt	9	—	10,825	5,634	42,658
Repayment of secured debt	9	—	—	(56,234)	—
Repayment of lease obligations	10	(166)	(173)	(537)	(587)
Financing costs paid		—	—	(917)	—
Distributions to non-controlling interests		—	—	(31)	(30)
Proceeds from stapled unit offerings, net of issuance costs	13(c)	—	—	—	13,115
Repurchase of stapled units	13(b)	—	(56,499)	—	(86,425)
Cash (used in) provided by financing activities		(40,305)	208,047	(103,971)	327,800
Effect of exchange rate changes on cash and cash equivalents		1,503	10,188	3	7,697
Net increase (decrease) in cash and cash equivalents during the period		39,143	116,701	23,226	(128,212)
Cash and cash equivalents, beginning of period		119,164	157,600	135,081	402,513
Cash and cash equivalents, end of period		$158,307	$274,301	$158,307	$274,301

See accompanying notes
Granite REIT 2023 Third Quarter Report 75

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on June 9, 2022. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 8, 2023.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and nine month periods ended September 30, 2023 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2022.

(b) Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such
76 Granite REIT 2023 Third Quarter Report

control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c) Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2022. As a result of the adoption of the amendments to IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after January 1, 2023, there was no adjustment to the presentation or amounts recognized in the condensed combined financial statements.

(d) Future Accounting Policy Changes

As at September 30, 2023, there is no new accounting standard with a material effect issued but not yet applicable to the condensed combined financial statements.

3.	ACQUISITIONS

During the nine month periods ended September 30, 2023 and 2022, Granite made the following property acquisitions:

Acquisitions During The Nine Months Ended September 30, 2023
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
10144 Veterans Dr.	Avon, USA	March 30, 2023	$72,806	$128	$72,934
10207 Veterans Dr.	Avon, USA	March 30, 2023	34,089	102	34,191
			$106,895	$230	$107,125

Granite REIT 2023 Third Quarter Report 77

Acquisitions During The Nine Months Ended September 30, 2022
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
Georg-Beatzel Straße 15	Wiesbaden, Germany	February 3, 2022	$62,033	$3,919	$65,952
Raiffeisenstraße 28-32	Korbach, Germany	February 3, 2022	60,295	3,819	64,114
In der Langen Else 4	Erfurt, Germany	February 3, 2022	17,636	1,225	18,861
10566 Gateway Pt.	Clayton, IN	April 14, 2022	121,258	98	121,356
2128 Gateway Pt.	Clayton, IN	April 14, 2022	57,886	105	57,991
102 Parkshore Dr.	Brampton, ON	May 24, 2022	20,850	696	21,546
195 Steinway Blvd.	Etobicoke, ON	May 26, 2022	17,700	1,266	18,966
Swaardvenstraat 75	Tilburg, Netherlands	July 1, 2022	102,141	185	102,326
			459,799	11,313	471,112

Property under development:
905 Belle Ln.	Bolingbrook, IL	May 5, 2022	14,516	87	14,603

Development land:
161 Markel Dr.	Brant County, ON	August 19, 2022	6,368	210	6,578
			$480,683	$11,610	$492,293

During the nine month period ended September 30, 2023, transaction costs of $0.2 million (2022 — $11.6 million), which included legal and advisory costs (2022 — land transfer taxes, legal and advisory costs), were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value losses (gains) on investment properties on the condensed combined statements of net income (loss) as a result of measuring the properties at fair value.

4.	INVESTMENT PROPERTIES

	September 30,	December 31,
As at	2023	2022

Income-producing properties	$8,741,541	$8,486,105
Properties under development	111,208	272,504
Land held for development	45,791	80,962
	$8,898,540	$8,839,571

78 Granite REIT 2023 Third Quarter Report

Changes in investment properties are shown in the following table:

	Nine months ended			Year Ended
	September 30, 2023			December 31, 2022
	Income-producing properties	Properties under development	Land held for development	Income-producing properties	Properties under development	Land held for development
Balance, beginning of period	$8,486,105	$272,504	$80,962	$7,727,368	$162,817	$80,973
Maintenance or improvements	6,808	—	—	9,680	—	—
Leasing costs	3,855	1,577	—	10,153	—	—
Tenant allowances	2,858	47	—	574	—	—
Developments or expansions	40,029	50,947	1,442	43,940	228,099	2,853
Acquisitions (note 3)	107,125	—	—	471,112	14,603	6,578
Transfer to properties under development	—	50,007	(50,007)	—	17,549	(17,549)
Transfer to income-producing properties	288,979	(288,979)	—	223,040	(223,040)	—
Amortization of straight-line rent	13,595	—	—	10,591	—	—
Amortization of tenant allowances	(3,316)	—	—	(4,149)	—	—
Other changes	106	1	6	374	21	14
Fair value (losses) gains, net	(183,262)	26,506	13,382	(285,127)	56,536	6,929
Foreign currency translation, net	(21,341)	(1,402)	6	321,078	15,919	1,164
Classified as assets held for sale (note 5)	—	—	—	(42,529)	—	—
Balance, end of period	$8,741,541	$111,208	$45,791	$8,486,105	$272,504	$80,962

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The valuation metrics utilized to derive the Trust’s investment property valuations are determined by management. The Trust does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Included in investment properties as at September 30, 2023 is $62.2 million (December 31, 2022 — $48.6 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 19).
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Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	September 30, 2023			December 31, 2022(1)
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	6.51%	7.50%	5.75%	6.26%	7.25%	5.25%
Terminal capitalization rate	5.37%	6.50%	4.75%	5.19%	6.50%	4.25%

United States
Discount rate	7.00%	10.50%	6.15%	6.45%	10.25%	5.50%
Terminal capitalization rate	5.99%	9.25%	5.15%	5.57%	9.25%	4.75%

Germany
Discount rate	6.98%	9.50%	5.70%	6.48%	11.00%	4.90%
Terminal capitalization rate	5.98%	8.75%	4.70%	5.50%	10.00%	4.30%

Austria
Discount rate	8.68%	9.90%	8.15%	8.59%	9.90%	8.15%
Terminal capitalization rate	7.40%	8.25%	6.75%	7.32%	7.90%	6.75%

Netherlands
Discount rate	6.17%	7.65%	5.40%	5.43%	6.85%	4.75%
Terminal capitalization rate	6.41%	9.00%	5.75%	5.73%	8.50%	5.00%

Total
Discount rate	6.98%	10.50%	5.40%	6.50%	11.00%	4.75%
Terminal capitalization rate	6.03%	9.25%	4.70%	5.66%	10.00%	4.25%
(1)Excludes assets held for sale (note 5).
(2)Weighted based on income-producing property fair value.

5.	ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At September 30, 2023, there were no investment properties classified as assets held for sale. At December 31, 2022, two income-producing properties located in Canada and the United States, having a total fair value of $41.2 million, were classified as assets held for sale.

Dispositions

During the nine month period ended September 30, 2023, Granite disposed of two income-producing properties located in Canada and the United States. The details of the disposed properties are as follows:

Property	Location	Date disposed	Sale price
50 Casmir Ct.	Concord, Canada	August 15, 2023	$20,575
4701 S. Cowan Rd.	Muncie, USA	March 15, 2023	24,703
			$45,278

80 Granite REIT 2023 Third Quarter Report

During the nine month period ended September 30, 2022, Granite disposed of two income-producing properties and one piece of land located in Poland and the Czech Republic for gross proceeds totaling $66.0 million.

During the three and nine month periods ended September 30, 2023, Granite incurred $0.9 million (2022 — nil) and $1.5 million (2022 — $0.7 million), respectively, of broker commissions and legal and advisory costs associated with the disposals which are included in loss on sale of investment properties on the condensed combined statements of net income (loss).

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Balance, beginning of period	$41,182	$64,612
Fair value gains, net	3,627	1,934
Foreign currency translation, net	469	(1,877)
Other changes	—	5
Disposals	(45,278)	(66,021)
Classified as assets held for sale	—	42,529
Balance, end of period	$—	$41,182

6.	OTHER ASSETS

	September 30,	December 31,
As at	2023	2022
Deferred financing costs associated with the revolving credit facility	$2,404	$1,890
Long-term receivables	264	291
	$2,668	$2,181

7.	LOAN RECEIVABLE

In conjunction with the closing of the acquisition of two industrial properties in Avon, United States, on March 30, 2023 (note 3), the loan receivable made to the developer of the properties with an outstanding balance of $76.8 million (US$56.4 million) was repaid. As at December 31, 2022, the loan balance was $69.2 million (US$51.1 million).

8.	UNSECURED DEBT AND RELATED DERIVATIVES

(a)Unsecured Revolving Credit Facility

On March 3, 2023, the Trust amended its existing unsecured revolving credit facility (the ‘‘Credit Facility’’) to extend the maturity date for a new five-year term to March 31, 2028, with a limit of $1.0 billion. The Trust also amended the benchmark rates from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"), including a fixed spread for the basis difference between LIBOR and SOFR, for US dollar denominated draws and from LIBOR to the Euro Interbank Offered Rate ("EURIBOR") for Euro denominated draws. Such amendments to the benchmark rates resulted in no economic impact to Granite’s
Granite REIT 2023 Third Quarter Report 81

borrowing rates. As it is anticipated that the administrator of the Canadian Dollar Offered Rate ("CDOR") will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by the Canadian Overnight Repo Rate Average ("CORRA"), the Trust's Credit Facility contains fallback provisions to transition from CDOR to CORRA for Canadian dollar denominated draws when CDOR is discontinued.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with the consent of the participating lenders. As at September 30, 2023, the Trust had no amount drawn (December 31, 2022 — nil) from the Credit Facility and $2.9 million (December 31, 2022 — $3.5 million) in letters of credit issued against the Credit Facility.

(b) Unsecured Debentures and Term Loans, Net

As at		September 30, 2023		December 31, 2022
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2023 Debentures	November 30, 2023	$399,946	$400,000	$399,707	$400,000
2027 Debentures	June 4, 2027	498,386	500,000	498,057	500,000
2028 Debentures	August 30, 2028	498,096	500,000	497,806	500,000
2030 Debentures	December 18, 2030	497,841	500,000	497,616	500,000
2024 Term Loan	December 19, 2024	250,227	250,416	250,088	250,351
2025 Term Loan	September 15, 2025	540,988	541,440	540,677	541,300
September 2026 Term Loan	September 8, 2026	100,103	100,276	—	—
December 2026 Term Loan	December 11, 2026	299,743	300,000	299,686	300,000
		$3,085,330	$3,092,132	$2,983,637	$2,991,651
(1)The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are included in interest expense.

	September 30,	December 31,
As at	2023	2022
Unsecured Debentures and Term Loans, Net
Non-current	$2,685,384	$2,583,930
Current	399,946	399,707
	$3,085,330	$2,983,637

2024 Term Loan

Interest on drawn amounts of the 2024 Term Loan is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

82 Granite REIT 2023 Third Quarter Report

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that matures on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on EURIBOR plus an applicable margin and is payable monthly in arrears. Deferred financing costs of $0.2 million were incurred and are recorded as a reduction against the principal owing.

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew upon a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On
November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). The December 2026 Term Loan is fully prepayable without penalty. Interest on drawn amounts of the December 2026 Term Loan is calculated based on CDOR plus an applicable margin determined by reference to the external credit rating of Granite LP. As a result of the anticipated cessation of the publication of CDOR by June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, Granite intends to amend the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap before the end of June 2024 to update the benchmark rates in these agreements from CDOR to CORRA without any economic impact.

(c) Derivatives

								September 30,	December 31,
As at								2023	2022
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2023 Cross Currency Interest Rate Swap	281,100	EUR	2.430%	400,000	CAD	3.873%	Nov. 30, 2023	$(1,094)	$(7,076)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	23,212	24,891
2025 Interest Rate Swap (1)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	12,643	5,244
September 2026 Interest Rate Swap (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	334	—
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CDOR plus margin	Dec. 11, 2026	38,632	39,264
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	1,602	8,123
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(8,139)	(6,391)
2028 Cross Currency Interest Rate Swap (3)	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	9,272	19,450
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	42,671	54,883
								$119,133	$138,388
Granite REIT 2023 Third Quarter Report 83

(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(2)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the “September 2026 Interest Rate Swap”) to exchange the floating EURIBOR portion of the interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(3)On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028, to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.
(4)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

	September 30,	December 31,
	2023	2022
Financial assets at fair value
Non-current	$128,366	$151,855
Current	—	—
	$128,366	$151,855

Financial liabilities at fair value
Non-current	$8,139	$6,391
Current	1,094	7,076
	$9,233	$13,467

For the three and nine month periods ended September 30, 2023, the cross currency interest rate swaps, the EUR denominated draws under the Credit Facility, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap are designated as net investment hedges of the Trust’s investments in foreign operations ("Net Investment Hedges"). The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income (loss). For the three and nine month periods ended September 30, 2023, the Trust has assessed the Net Investment Hedges, except for a portion of the 2024 Cross Currency Interest Rate Swap, a portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and a portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, to be effective.

For the three and nine month periods ended September 30, 2023, a net fair value loss of $2.4 million and $4.4 million has been recognized in fair value losses (gains) on financial instruments, net (note 14(e)), respectively, in the condensed combined statements of net income (loss), due to ineffectiveness relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the condensed combined statements of net income (loss).

84 Granite REIT 2023 Third Quarter Report

9.	SECURED DEBT

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Texas, United States, which was substantially completed in January 2023. The loan had a maximum draw amount of $59.9 million (US$44.3 million) and was secured by the property under construction and related land. On June 9, 2023, the loan with an outstanding balance of $56.2 million (US$42.1 million) was repaid with proceeds from the Credit Facility. As at December 31, 2022, the loan balance was $51.4 million (US$38.0 million).

10.	LEASE OBLIGATIONS

As at September 30, 2023, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations.

The present value of future minimum lease payments relating to the right-of-use assets as at September 30, 2023 in aggregate for the next five years and thereafter are as follows:

Remainder of 2023	$160
2024	764
2025	764
2026	760
2027	469
2028 and thereafter	30,261
$33,178

During the three and nine month periods ended September 30, 2023, the Trust recognized $0.4 million (2022 — $0.4 million) and $1.2 million (2022 — $1.2 million) of interest expense, respectively, related to lease obligations (note 14(d)).

11.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.
Granite REIT 2023 Third Quarter Report 85

Accounts Payable and Accrued Liabilities

	September 30,	December 31,
As at	2023	2022

Accounts payable	$3,807	$11,204
Commodity tax payable	5,441	6,087
Tenant security deposits	7,009	7,257
Employee unit-based compensation	7,683	5,994
Trustee/director unit-based compensation	8,415	6,932
Accrued salaries, incentives and benefits	5,226	6,826
Accrued interest payable	18,778	9,974
Accrued construction costs	15,372	36,659
Accrued professional fees	1,580	1,445
Acquisition related liabilities	271	5,042
Accrued property operating costs	19,535	8,750
Other tenant related liabilities	7,242	5,104
Other accrued liabilities	1,115	3,501
	$101,474	$114,775

12.	DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2023 were $51.0 million (2022 — $50.4 million) or $0.8000 per stapled unit (2022 — $0.7750 per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2023 were $153.0 million (2022 — $152.3 million) or $2.40 per stapled unit (2022 — $2.32 per stapled unit).

Distributions payable at September 30, 2023 of $17.0 million ($0.2667 per stapled unit), representing the September 2023 monthly distribution, were paid on October 16, 2023. Distributions payable at December 31, 2022 of $17.0 million were paid on January 17, 2023 and represented the December 2022 monthly distribution.

Subsequent to September 30, 2023, the distributions declared in October 2023 in the amount of $17.0 million or $0.2667 per stapled unit will be paid on November 15, 2023.

13.	STAPLED UNITHOLDERS' EQUITY

(a)Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at September 30, 2023 and December 31, 2022, there were no options outstanding under this plan.

86 Granite REIT 2023 Third Quarter Report

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2023		2022
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	101	$64.58	85	$58.50
New grants and distributions	16	70.97	11	98.69
DSUs outstanding, September 30	117	$65.47	96	$63.27

Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2023		2022
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	123	$87.18	128	$67.19
New grants and distributions(1)	79	71.85	57	102.02
Forfeited	(2)	82.22	—	88.02
PSUs added by performance factor	27	83.37	27	96.22
Settled in cash	(38)	77.76	(43)	68.03
Settled in stapled units	(36)	77.76	(42)	68.03
RSUs and PSUs outstanding, September 30(2)	153	$83.19	127	$87.92
(1)Includes 40.1 RSUs and 34.4 PSUs granted during the nine month period ended September 30, 2023 (2022 — 29.6 RSUs and 22.0 PSUs).
(2)Total restricted stapled units outstanding at September 30, 2023 include a total of 67.3 RSUs and 85.8 PSUs granted (2022 — 51.2 RSUs and 75.4 PSUs).

The fair value of the outstanding RSUs was $3.5 million at September 30, 2023 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 11).

The fair value of the outstanding PSUs was $4.2 million at September 30, 2023 and is recorded as a liability in the employee unit-based compensation payables (note 11). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust's stapled units relative to the S&P/TSX Capped REIT Index.
Granite REIT 2023 Third Quarter Report 87

Grant date	January 1, 2023, January 1, 2022 and January 1, 2021
PSUs outstanding	85,824
Weighted average term to expiry	1.3 years
Average volatility rate	21.1%
Weighted average risk free interest rate	4.9%

The Trust's unit-based compensation expense (recovery) recognized in general and administrative expenses was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

DSUs for trustees/directors(1)	$(129)	$(849)	$1,483	$(2,508)
Restricted Stapled Unit Plan for executives and employees	527	(378)	6,996	988
Unit-based compensation expense (recovery)	$398	$(1,227)	$8,479	$(1,520)

Fair value remeasurement (recovery) expense included in the above:
DSUs for trustees/directors	$(526)	$(1,229)	$327	$(3,636)
Restricted Stapled Unit Plan for executives and employees	(677)	(1,318)	3,481	(2,691)
Total fair value remeasurement (recovery) expense	$(1,203)	$(2,547)	$3,808	$(6,327)
(1)In respect of fees mandated and elected to be taken as DSUs.

(b)Normal Course Issuer Bid
On May 19, 2023, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,349,296 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2023 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2024. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 30,468 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2022 to May 23, 2023.

During the nine month period ended September 30, 2023, there were no stapled unit repurchases under the NCIB. During the nine month period ended September 30, 2022, Granite repurchased 1,143,600 stapled units at an average stapled unit cost of $75.56 for total consideration of $86.4 million, excluding commissions. The difference between the repurchase price and the average cost of the stapled units of $26.3 million was recorded to contributed surplus.

88 Granite REIT 2023 Third Quarter Report

(c)At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the base shelf prospectus of Granite REIT and Granite GP establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the nine month period ended September 30, 2023, there were no stapled units issued under the ATM Program. During the nine month period ended September 30, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million. The issuance costs were recorded as a reduction to stapled unitholders’ equity.

(d)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at September 30,	2023	2022
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$306,741	$243,683
Fair value gains on derivatives designated as net investment hedges	71,592	173,384
	$378,333	$417,067
(1)Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

14.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Base rent	$107,399	$93,978	$317,562	$275,853
Straight-line rent amortization	4,036	1,938	13,595	6,976
Tenant incentive amortization	(1,087)	(1,063)	(3,316)	(3,321)
Property tax recoveries	13,750	10,968	41,456	32,560
Property insurance recoveries	1,646	1,200	4,798	3,672
Operating cost recoveries	5,718	4,584	17,308	14,225
	$131,462	$111,605	$391,403	$329,965

Granite REIT 2023 Third Quarter Report 89

(b) Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Non-recoverable from tenants:
Property taxes and utilities	$291	$251	$969	$646
Property insurance	164	208	518	568
Repairs and maintenance	120	120	347	288
Property management fees	148	75	306	255
Other	73	152	195	576
	$796	$806	$2,335	$2,333
Recoverable from tenants:
Property taxes and utilities	$15,614	$12,404	$46,351	$35,984
Property insurance	1,856	1,362	5,469	3,939
Repairs and maintenance	2,400	2,019	7,240	6,956
Property management fees	1,422	1,002	3,908	2,698
Other	202	70	916	111
	$21,494	$16,857	$63,884	$49,688
Property operating costs	$22,290	$17,663	$66,219	$52,021

(c) General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Salaries, incentives and benefits	$4,498	$4,758	$13,478	$13,730
Audit, legal and consulting	1,105	710	3,403	2,577
Trustee/director fees including distributions, revaluations and expenses(1)	(50)	(787)	1,798	(2,337)
RSU and PSU compensation expense (recovery) including distributions and revaluations(1)	527	(378)	6,996	988
Other public entity costs	653	824	1,923	2,307
Office rents including property taxes and common area maintenance costs	158	82	448	324
Capital tax	358	182	763	565
Information technology costs	608	591	1,879	1,649
Other	652	709	1,697	1,871
	$8,509	$6,691	$32,385	$21,674
Less: capitalized general and administrative expenses	(107)	(230)	(409)	(753)
	$8,402	$6,461	$31,976	$20,921
(1)For fair value remeasurement expense (recovery) amounts see note 13(a).

90 Granite REIT 2023 Third Quarter Report

(d) Interest expense and other financing costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Interest and amortized issuance costs relating to debentures and term loans	$17,328	$10,694	$51,255	$30,437
Amortization of deferred financing costs and other interest expense and charges	1,585	2,559	5,000	5,005
Interest expense related to lease obligations (note 10)	398	389	1,196	1,154
	$19,311	$13,642	$57,451	$36,596
Less: capitalized interest	(480)	(954)	(1,624)	(2,317)
	$18,831	$12,688	$55,827	$34,279

(e) Fair value losses (gains) on financial instruments, net, consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Foreign exchange collar contracts, net (note 17(a))	$99	$3,439	$(2,522)	$3,184
Derivatives, net (note 8(c))	2,421	(4,806)	4,391	(12,485)
	$2,520	$(1,367)	$1,869	$(9,301)

For the three and nine month periods ended September 30, 2023, the net fair value losses on financial instruments of $2.5 million and $1.9 million, respectively, are comprised of the net fair value loss of $0.1 million and net fair value gain of $2.5 million on foreign exchange collar contracts, respectively, and net fair value losses on derivatives of $2.4 million and $4.4 million, respectively, which are associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses (gains) on financial instruments, net in the condensed combined statements of net income (loss).

For the three and nine month periods ended September 30, 2022, the net fair value gains on financial instruments of $1.4 million and $9.3 million, respectively, were comprised of the net fair value losses on foreign exchange collar contracts of $3.4 million and $3.2 million, respectively, and net fair value gains on the derivatives of $4.8 million and $12.5 million, respectively, which were associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap and the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value losses (gains) on financial instruments, net, in the condensed combined statements of net income (loss).

Granite REIT 2023 Third Quarter Report 91

15.	INCOME TAXES

(a)The major components of the income tax recovery are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Current income tax expense	$2,184	$1,874	$6,641	$5,813
Deferred income tax recovery	(10,255)	(61,283)	(17,154)	(46,625)
Income tax recovery	$(8,071)	$(59,409)	$(10,513)	$(40,812)

(b)    The effective income tax rate reported in the condensed combined statements of net income (loss) varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Income (loss) before income taxes	$26,086	$(152,657)	$95,981	$241,335
Expected income taxes at the Canadian statutory tax rate of 26.5% (2022 - 26.5%)	$6,913	$(40,454)	$25,435	$63,954
Income distributed and taxable to unitholders	(16,506)	(26,896)	(43,496)	(94,502)
Net foreign rate differentials	81	5,582	(960)	3,398
Net change in provisions for uncertain tax positions	160	359	1,176	1,100
Net permanent differences	(34)	(42)	203	237
Net effect of change in tax rates	—	—	—	(11,234)
Non-recognition of deferred tax assets	1,032	—	6,825	—
Withholding taxes and other	283	2,042	304	(3,765)
Income tax recovery	$(8,071)	$(59,409)	$(10,513)	$(40,812)

92 Granite REIT 2023 Third Quarter Report

16.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Straight-line rent amortization	$(4,036)	$(1,938)	$(13,595)	$(6,976)
Tenant incentive amortization	1,087	1,063	3,316	3,321
Unit-based compensation expense (recovery) (note 13(a))	398	(1,227)	8,479	(1,520)
Fair value losses (gains) on investment properties, net	53,200	229,151	139,747	(10,193)
Depreciation and amortization	310	419	946	1,174
Fair value losses (gains) on financial instruments, net (note 14(e))	2,520	(1,367)	1,869	(9,301)
Loss on sale of investment properties	891	—	1,496	676
Amortization of issuance costs relating to debentures and term loans	452	429	1,388	1,252
Amortization of deferred financing costs	131	145	403	436
Deferred income tax recovery (note 15(a))	(10,255)	(61,283)	(17,154)	(46,625)
Other	(44)	(43)	(132)	(129)
	$44,654	$165,349	$126,763	$(67,885)

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Accounts receivable	$(2,398)	$(629)	$1,499	$(2,573)
Prepaid expenses and other	(18)	(1,213)	(2,559)	(1,101)
Accounts payable and accrued liabilities	4,448	10,104	(2,247)	558
Deferred revenue	(2,386)	1,522	788	6,784
	$(354)	$9,784	$(2,519)	$3,668

(c)Non-cash investing and financing activities

For the nine month period ended September 30, 2023, 36 thousand stapled units (2022 — 41 thousand stapled units) with a value of $3.0 million (2022 — $3.9 million) were issued under the Restricted Stapled Unit Plan (note 13(a)) and are not recorded in the condensed combined statements of cash flows.

In addition, for the nine month period ended September 30, 2023, the total impact from the foreign currency translations on the secured debt, unsecured debt and related derivatives of $1.5 million loss (2022 — $54.4 million gain) is not recorded in the condensed combined statements of cash flows.

Granite REIT 2023 Third Quarter Report 93

(d)Cash and cash equivalents consist of:

	September 30,	December 31,
As at	2023	2022
Cash	$117,543	$127,091
Short-term deposits	40,764	7,990
	$158,307	$135,081

17.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at September 30, 2023 and December 31, 2022:

As at	September 30, 2023			December 31, 2022
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$264	(1)	$264	$291	(1)	$291
Derivatives	128,366		128,366	151,855		151,855
Loan receivable	—		—	69,186		69,186
Accounts receivable	10,618		10,618	12,176		12,176
Prepaid expenses and other	96	(2)	96	—		—
Cash and cash equivalents	158,307		158,307	135,081		135,081
	$297,651		$297,651	$368,589		$368,589

Financial liabilities
Unsecured debentures, net	$1,894,269	(3)	$1,658,160	$1,893,186	(3)	$1,672,290
Unsecured term loans, net	1,191,061		1,191,061	1,090,451		1,090,451
Secured debt	—		—	51,373		51,373
Derivatives	9,233	(4)	9,233	13,467	(4)	13,467
Accounts payable and accrued liabilities	101,474		101,474	114,775	(5)	114,775
Distributions payable	16,992		16,992	16,991		16,991
	$3,213,029		$2,976,920	$3,180,243		$2,959,347
(1)    Long-term receivables included in other assets (note 6).
(2)    As at September 30, 2023, foreign exchange collars of $0.1 million included in prepaid expenses and other.
(3)    Balance includes current and non-current portions (note 8(b)).
(4)    Balance includes current and non-current portions (note 8(c)).
(5)    As at December 31, 2022, foreign exchange collars of $2.4 million included in accounts payable and accrued liabilities.
The fair values of the Trust’s loan receivable, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the
94 Granite REIT 2023 Third Quarter Report

secured debt and term loans approximate their carrying amounts as the secured debt and term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At September 30, 2023, the Trust held 9 outstanding foreign exchange collar contracts (December 31, 2022 — 12) with a notional value of US$54.0 million (December 31, 2022 — US$72.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. At September 30, 2023, the Trust also held 12 outstanding foreign exchange collar contracts (December 31, 2022 — 18) with a notional value of €24.0 million (December 31, 2022 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the three and nine month periods ended September 30, 2023, the Trust recorded a net fair value loss of $0.1 million (2022 — $3.4 million) and a net fair value gain of $2.5 million (2022 — net fair value loss of $3.2 million), respectively, related to the outstanding foreign exchange collar contracts (note 14(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

Granite REIT 2023 Third Quarter Report 95

As at September 30, 2023	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,898,540
Derivatives (note 8)	—	128,366	—
Foreign exchange collars included in prepaid expenses and other	—	96	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,658,160	—	—
Unsecured term loans, net (note 8)	—	1,191,061	—
Derivatives (note 8)	—	9,233	—
Net (liabilities) assets measured or disclosed at fair value	$(1,658,160)	$(1,071,832)	$8,898,540

As at December 31, 2022	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,839,571
Assets held for sale (note 5)	—	—	41,182
Derivatives (note 8)	—	151,855	—
Loan receivable (note 7)	—	69,186	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,672,290	—	—
Unsecured term loans, net (note 8)	—	1,090,451	—
Secured debt (note 9)	—	51,373	—
Foreign exchange collars included in accounts payable and accrued liabilities	—	2,426	—
Derivatives (note 8)	—	13,467	—
Net (liabilities) assets measured or disclosed at fair value	$(1,672,290)	$(936,676)	$8,880,753

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2023 and the year ended December 31, 2022, there were no transfers between the levels.

(c)Risk Management

Foreign exchange risk

As at September 30, 2023, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign
96 Granite REIT 2023 Third Quarter Report

operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2023, the Trust’s foreign currency denominated net assets are $6.4 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $44.1 million and $19.6 million, respectively, to comprehensive income.

Granite REIT 2023 Third Quarter Report 97

18.	COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2023

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,898,540	—	—	$8,898,540
Investment in Granite LP(1)	—	41	(41)	—
Other non-current assets	135,020	—	—	135,020
	9,033,560	41	(41)	9,033,560
Current assets:
Other current assets	23,961	—	—	23,961
Intercompany receivable(2)	—	17,076	(17,076)	—
Cash and cash equivalents	158,146	161	—	158,307
Total assets	$9,215,667	17,278	(17,117)	$9,215,828

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,685,384	—	—	$2,685,384
Other non-current liabilities	578,830	—	—	578,830
	3,264,214	—	—	3,264,214
Current liabilities:
Unsecured debt, net	399,946	—	—	399,946
Intercompany payable(2)	17,076	—	(17,076)	—
Other current liabilities	132,704	17,237	—	149,941
Total liabilities	3,813,940	17,237	(17,076)	3,814,101

Equity:
Stapled unitholders’ equity	5,395,490	41	—	5,395,531
Non-controlling interests	6,237	—	(41)	6,196
Total liabilities and equity	$9,215,667	17,278	(17,117)	$9,215,828
(1)    Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
98 Granite REIT 2023 Third Quarter Report

Balance Sheet	As at December 31, 2022

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,839,571	—	—	$8,839,571
Investment in Granite LP(1)	—	40	(40)	—
Other non-current assets	167,189	—	—	167,189
	9,006,760	40	(40)	9,006,760
Current assets:
Assets held for sale	41,182	—	—	41,182
Other current assets	97,310	21	—	97,331
Intercompany receivable(2)	—	15,594	(15,594)	—
Cash and cash equivalents	135,020	61	—	135,081
Total assets	$9,280,272	15,716	(15,634)	$9,280,354

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,583,930	—	—	$2,583,930
Other non-current liabilities	596,759	—	—	596,759
	3,180,689	—	—	3,180,689
Current liabilities:
Unsecured debt, net	399,707	—	—	399,707
Intercompany payable(2)	15,594	—	(15,594)	—
Other current liabilities	203,935	15,676	—	219,611
Total liabilities	3,799,925	15,676	(15,594)	3,800,007

Equity:
Stapled unitholders’ equity	5,475,335	40	—	5,475,375
Non-controlling interests	5,012	—	(40)	4,972
Total liabilities and equity	$9,280,272	15,716	(15,634)	$9,280,354
(1)    Granite LP is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2023 Third Quarter Report 99

Income Statement	Three Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$131,462	—	—	$131,462

General and administrative expenses	8,402	—	—	8,402
Interest expense and other financing costs	18,831	—	—	18,831
Other costs and expenses, net	21,532	—	—	21,532
Share of income of Granite LP	—	—	—	—
Fair value losses on investment properties, net	53,200	—	—	53,200
Fair value losses on financial instruments, net	2,520	—	—	2,520
Loss on sale of investment properties	891	—	—	891
Income before income taxes	26,086	—	—	26,086
Income tax recovery	(8,071)	—	—	(8,071)
Net income	34,157	—	—	34,157
Less net income attributable to non-controlling interests	1,031	—	—	1,031
Net income attributable to stapled unitholders	$33,126	—	—	$33,126

Income Statement	Three Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$111,605	—	—	$111,605

General and administrative expenses	6,461	—	—	6,461
Interest expense and other financing costs	12,688	—	—	12,688
Other costs and expenses, net	17,329	—	—	17,329
Share of loss (income) of Granite LP	—	1	(1)	—
Fair value losses on investment properties, net	229,151	—	—	229,151
Fair value gains on financial instruments, net	(1,367)	—	—	(1,367)
Loss before income taxes	(152,657)	(1)	1	(152,657)
Income tax recovery	(59,409)	—	—	(59,409)
Net loss	(93,248)	(1)	1	(93,248)
Less net income attributable to non-controlling interests	12	—	1	13
Net loss attributable to stapled unitholders	$(93,260)	(1)	—	$(93,261)
100 Granite REIT 2023 Third Quarter Report

Income Statement	Nine Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$391,403	—	—	$391,403
General and administrative expenses	31,976	—	—	31,976
Interest expense and other financing costs	55,827	—	—	55,827
Other costs and expenses, net	64,507	—	—	64,507
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	139,747	—	—	139,747
Fair value losses on financial instruments, net	1,869	—	—	1,869
Loss on sale of investment properties	1,496	—	—	1,496
Income before income taxes	95,981	1	(1)	95,981
Income tax recovery	(10,513)	—	—	(10,513)
Net income	106,494	1	(1)	106,494
Less net income attributable to non-controlling interests	1,151	—	(1)	1,150
Net income attributable to stapled unitholders	$105,343	1	—	$105,344

Income Statement	Nine Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$329,965	—	—	$329,965
General and administrative expenses	20,921	—	—	20,921
Interest expense and other financing costs	34,279	—	—	34,279
Other costs and expenses, net	52,248	—	—	52,248
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(10,193)	—	—	(10,193)
Fair value gains on financial instruments, net	(9,301)	—	—	(9,301)
Loss on sale of investment properties	676	—	—	676
Income before income taxes	241,335	3	(3)	241,335
Income tax recovery	(40,812)	—	—	(40,812)
Net income	282,147	3	(3)	282,147
Less net income attributable to non-controlling interests	40	—	(3)	37
Net income attributable to stapled unitholders	$282,107	3	—	$282,110

Granite REIT 2023 Third Quarter Report 101

Statement of Cash Flows	Three Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$34,157	—	—	$34,157
Items not involving operating cash flows	44,654	—	—	44,654
Changes in working capital balances	(430)	76	—	(354)
Other operating activities	6,820	—	—	6,820
Cash provided by operating activities	85,201	76	—	85,277
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(137)	—	—	(137)
Proceeds from disposal, net	19,684	—	—	19,684
Additions to income-producing properties	(10,922)	—	—	(10,922)
Additions to properties under development	(14,794)	—	—	(14,794)
Construction funds in escrow	(82)	—	—	(82)
Other investing activities	(1,081)	—	—	(1,081)
Cash used in investing activities	(7,332)	—	—	(7,332)
FINANCING ACTIVITIES
Distributions paid	(51,002)	—	—	(51,002)
Other financing activities	10,697	—	—	10,697
Cash used in financing activities	(40,305)	—	—	(40,305)
Effect of exchange rate changes	1,503	—	—	1,503
Net increase in cash and cash equivalents during the period	$39,067	76	—	$39,143

102 Granite REIT 2023 Third Quarter Report

Statement of Cash Flows	Three Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net loss	$(93,248)	(1)	1	$(93,248)
Items not involving operating cash flows	165,349	1	(1)	165,349
Changes in working capital balances	9,750	34	—	9,784
Other operating activities	(3,611)	—	—	(3,611)
Cash provided by operating activities	78,240	34	—	78,274
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(100,824)	—	—	(100,824)
Additions to income-producing properties	(23,509)	—	—	(23,509)
Additions to properties under development	(44,256)	—	—	(44,256)
Construction funds in escrow	(896)	—	—	(896)
Other investing activities	(10,323)	—	—	(10,323)
Cash used in investing activities	(179,808)	—	—	(179,808)
FINANCING ACTIVITIES
Distributions paid	(50,686)	—	—	(50,686)
Other financing activities	258,733	—	—	258,733
Cash provided by financing activities	208,047	—	—	208,047
Effect of exchange rate changes	10,188	—	—	10,188
Net increase in cash and cash equivalents during the period	$116,667	34	—	$116,701

Granite REIT 2023 Third Quarter Report 103

Statement of Cash Flows	Nine Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$106,494	1	(1)	$106,494
Items not involving operating cash flows	126,763	(1)	1	126,763
Changes in working capital balances	(2,619)	100	—	(2,519)
Other operating activities	6,400	—	—	6,400
Cash provided by operating activities	237,038	100	—	237,138
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(103,388)	—	—	(103,388)
Proceeds from disposals, net	43,782	—	—	43,782
Additions to income-producing properties	(60,586)	—	—	(60,586)
Additions to properties under development	(57,919)	—	—	(57,919)
Construction funds released from escrow	4,805	—	—	4,805
Other investing activities	63,362	—	—	63,362
Cash used in investing activities	(109,944)	—	—	(109,944)
FINANCING ACTIVITIES
Distributions paid	(152,983)	—	—	(152,983)
Other financing activities	49,012	—	—	49,012
Cash used in financing activities	(103,971)	—	—	(103,971)
Effect of exchange rate changes	3	—	—	3
Net increase in cash and cash equivalents during the period	$23,126	100	—	$23,226
104 Granite REIT 2023 Third Quarter Report

Statement of Cash Flows	Nine Months Ended September 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$282,147	3	(3)	$282,147
Items not involving operating cash flows	(67,885)	(3)	3	(67,885)
Changes in working capital balances	3,835	(167)	—	3,668
Other operating activities	(5,963)	—	—	(5,963)
Cash provided by (used in) operating activities	212,134	(167)	—	211,967
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(493,366)	—	—	(493,366)
Proceeds from disposals, net	63,933	—	—	63,933
Additions to income-producing properties	(34,430)	—	—	(34,430)
Additions to properties under development	(164,992)	—	—	(164,992)
Construction funds in escrow	(3,981)	—	—	(3,981)
Other investing activities	(42,840)	—	—	(42,840)
Cash used in investing activities	(675,676)	—	—	(675,676)
FINANCING ACTIVITIES
Distributions paid	(152,598)	—	—	(152,598)
Other financing activities	480,398	—	—	480,398
Cash provided by financing activities	327,800	—	—	327,800
Effect of exchange rate changes	7,697	—	—	7,697
Net decrease in cash and cash equivalents during the period	$(128,045)	(167)	—	$(128,212)
Granite REIT 2023 Third Quarter Report 105

19.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at September 30, 2023, the Trust's contractual commitments totaled $64.9 million which are primarily comprised of costs to complete its ongoing construction and development projects and related tenant improvements.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $131.4 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $140.8 million (US$104.0 million), of which $131.4 million (US$97.1 million) was outstanding as at September 30, 2023. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

20.	SUBSEQUENT EVENTS

(a) On October 12, 2023, Granite completed an offering of $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). The net proceeds received by Granite after deducting the financing costs totaling $2.4 million were $397.6 million.

On October 12, 2023 Granite also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated payments, resulting in an effective fixed interest rate of 4.9285% for the five and a half year term of the 2029 Debentures.

(b) Subsequent to September 30, 2023, the Trust declared monthly distributions for October 2023 of $17.0 million (note 12).

(c) On November 8, 2023, Granite increased its targeted annualized distribution by 3.125% to $3.30 ($0.2750 per month) per stapled unit from $3.20 ($0.2667 per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2023 and payable in mid-January 2024.

106 Granite REIT 2023 Third Quarter Report

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Gerald Miller Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2022 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Data Analysis and Retrieval Plus (SEDAR+), which can be accessed at www.sedarplus.ca. Other required securities filings can also be found on EDGAR and SEDAR+.

Granite REIT 2023 Third Quarter Report 107

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com